                                                   ----------------------------
                                                          OMB APPROVAL
                                                   ----------------------------
                                                   OMB NUMBER         3235-0059
                                                   EXPIRES:     AUGUST 31, 2004
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE.....14.73
                                                   ----------------------------
                                  SCHEDULE 14A

                  Proxy Statement Pursuant to Section 14(a) of
                       the Securities Exchange Act of 1934
                                (Amendment No. 1)

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]         Preliminary Proxy Statement
[ ]         Confidential, for Use of the Commission Only (as permitted by
            Rule 14a-6(e)(2))
[ ]         Definitive Proxy Statement
[ ]         Definitive Additional Materials
[ ]         Soliciting Material Pursuant to Section 240.14a-12


                              TAUBMAN CENTERS, INC.
         --------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                           SIMON PROPERTY GROUP, INC.
                        SIMON PROPERTY ACQUISITIONS, INC.
                             WESTFIELD AMERICA, INC.
         --------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]      No fee required.
[ ]      Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and
         0-11.

             (1) Title of each class of securities to which transaction applies:___________________________________________________

             (2) Aggregate number of securities to which transaction applies:___________________________________________________

             (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):______________________________

             (4)    Proposed maximum aggregate value of transaction:___________

             (5)    Total fee paid:____________________________________________

[ ]      Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             (1)    Amount Previously Paid:____________________________________

             (2)    Form, Schedule or Registration Statement No.:______________

             (3)    Filing Party:______________________________________________

             (4)    Date Filed:________________________________________________

                              PRELIMINARY MATERIALS
                              SUBJECT TO COMPLETION
                              DATED MARCH 28, 2003




                                                               __________, 2003

Dear Taubman Centers, Inc. Shareholder:

                  By now, you are likely aware of the offer by Simon Property Group, Inc. ("SPG Inc."), Westfield America, Inc. ("WEA") and Simon Property Acquisitions, Inc. (the "Purchaser" and together with SPG Inc. and WEA, the "Offeror Parties") to acquire all outstanding shares of common stock, par value $.01 per share (the "Shares" or "Common Stock"), of Taubman Centers, Inc. (the "Company") at $20.00 per share in cash (the "Offer"). We are soliciting proxies in connection with the enclosed proxy statement because, although approximately 85% of the then outstanding Common Stock was tendered into the Offer as of February 14, 2003, the Company's board of directors (the "Company Board") has repeatedly refused to take steps to facilitate completion of the Offer.

                  This proxy statement and the accompanying GOLD proxy card are from the Offeror Parties. This solicitation is being made by the Offeror Parties, and not on behalf of the Company Board. We are soliciting proxies from the Company's shareholders to be used at the 2003 annual meeting of shareholders of the Company (the "2003 Annual Meeting"). Although the Company has not yet announced the date or location of the 2003 Annual Meeting, last year's annual meeting was held on May 30, 2002.

                  We are soliciting your vote and urging you to vote for the election of four nominees to the Company Board (the "Purchaser Nominees") because, among other things, we believe that the current directors of the Company are not acting, and will continue not to act, in the best interests of the common stockholders. Specifically, the Company Board has repeatedly refused to take steps to facilitate completion of the Offer and has recommended that the common stockholders not tender into our $20.00 per share cash tender offer, which represents a 50% premium over the closing price of the Common Stock on October 15, 2002, the last trading day before SPG Inc.'s initial private communication to the Company of its interest in pursuing a business combination.

                  We believe that you are entitled to a board of directors that will act in the best interests of all shareholders, including holders of the Common Stock, in accordance with Michigan law. We also believe that the Company Board should not deprive holders of Common Stock of the opportunity to receive a significant premium for their Common Stock. In this proxy statement, we are asking you to elect board members who will act in your best interests and will give the holders of the Common Stock the opportunity to accept our premium cash offer. Because the Company Board refuses to take steps to facilitate our Offer, we are asking you to vote for the Purchaser Nominees instead of the nominees we expect to be nominated by the Company.

                  At the 2003 Annual Meeting, we will also ask you to consider and vote upon a proposal to facilitate the completion of the Offer through an amendment to the Company's Restated Articles of Incorporation (the "Charter"). The proposed amendment provides that certain provisions in the Charter, which limit Share ownership, would not apply to Shares acquired by the Purchaser, SPG Inc., WEA and certain of their affiliates.

--------------------------------------------------------------------------------
                                    IMPORTANT

                  WE ARE SOLICITING PROXIES IN CONNECTION WITH THIS PROXY STATEMENT TO FACILITATE THE COMPLETION OF THE OFFEROR PARTIES' PENDING TENDER OFFER FOR ALL OF THE OUTSTANDING SHARES OF COMMON STOCK AT A PRICE OF $20.00 PER SHARE IN CASH BY URGING YOU TO VOTE IN FAVOR OF THE PURCHASER NOMINEES AND THE EXCESS SHARE PROPOSAL (AS DEFINED IN THE ENCLOSED PROXY STATEMENT) AT THE COMPANY'S 2003 ANNUAL MEETING. FOR A DESCRIPTION OF THE TERMS AND CONDITIONS OF THE OFFER, SEE "THE TENDER OFFER AND ACCOMPANYING LITIGATION."

                  AT THE 2003 ANNUAL MEETING, THE SHAREHOLDERS WILL HAVE THE OPPORTUNITY TO ELECT DIRECTORS WHO WILL ACT IN THE BEST INTERESTS OF ALL SHAREHOLDERS, INCLUDING HOLDERS OF THE COMMON STOCK, IN ACCORDANCE WITH MICHIGAN LAW AND WILL ALSO HAVE THE OPPORTUNITY TO APPROVE THE EXCESS SHARE PROPOSAL, WHICH IS DESIGNED TO REMOVE A SIGNIFICANT IMPEDIMENT TO THE COMPLETION OF THE OFFER.
--------------------------------------------------------------------------------

                  THE OFFEROR PARTIES BELIEVE THAT THE HOLDERS OF COMMON STOCK - THE OWNERS OF THE COMPANY - ARE ENTITLED TO MAKE A DECISION ON WHETHER OR NOT TO ACCEPT THE OFFER. WE BELIEVE THAT THE PURCHASER NOMINEES, IF ELECTED TO THE COMPANY BOARD, WILL ACT IN THE BEST INTERESTS OF ALL SHAREHOLDERS, INCLUDING HOLDERS OF THE COMMON STOCK, IN ACCORDANCE WITH MICHIGAN LAW. IF ELECTED, THE PURCHASER NOMINEES WILL COMPRISE FOUR OF THE NINE DIRECTORS OF THE COMPANY.

                  WHETHER OR NOT YOU PLAN TO ATTEND THE 2003 ANNUAL MEETING, WE URGE YOU TO VOTE FOR THE ELECTION OF THE PURCHASER NOMINEES AND FOR THE APPROVAL OF THE EXCESS SHARE PROPOSAL BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY. YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. FAILURE TO EXECUTE A GOLD PROXY CARD MAY IMPEDE COMPLETION OF THE OFFER AND THEREBY THE ABILITY OF THE COMMON SHAREHOLDERS TO RECEIVE $20.00 PER SHARE IN CASH FOR THEIR COMMON STOCK PURSUANT TO THE OFFER.

                  YOU MAY VOTE ON THE GOLD PROXY CARD EVEN IF YOU HAVE PREVIOUSLY VOTED A PROXY PROVIDED TO YOU BY THE COMPANY BOARD. YOU HAVE EVERY LEGAL RIGHT TO CHANGE YOUR VOTE - ONLY YOUR LATEST-DATED PROXY COUNTS.

                  REMEMBER, IF YOU HOLD YOUR SHARES WITH A BROKERAGE FIRM OR BANK, ONLY THEY CAN EXERCISE VOTING RIGHTS WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, IT IS CRITICAL THAT YOU PROMPTLY CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS TO VOTE THE GOLD PROXY CARD FOR THE ELECTION OF THE PURCHASER NOMINEES AND FOR APPROVAL OF THE EXCESS SHARE PROPOSAL.

                  If you have any questions or require any assistance in executing or delivering your proxy, please contact our proxy solicitor:
MacKenzie Partners, Inc. toll-free at (800) 322-2885 or by calling collect at
(212) 929-5500.

Very truly yours,


David Simon,                               Peter Lowy,
Chief Executive Officer                    President and Chief Executive Officer
SIMON PROPERTY GROUP, INC.                 WESTFIELD AMERICA, INC.

                              PRELIMINARY MATERIALS
                              SUBJECT TO COMPLETION
                              DATED MARCH 28, 2003

                       2003 ANNUAL MEETING OF SHAREHOLDERS
                                       OF
                              TAUBMAN CENTERS, INC.
                                 ---------------

                                 PROXY STATEMENT
                                       OF
                           SIMON PROPERTY GROUP, INC.
                        SIMON PROPERTY ACQUISITIONS, INC.
                             WESTFIELD AMERICA, INC.
                                 ---------------

             This Proxy Statement will be revised to reflect actual facts at the time of filing the definitive proxy statement.

                                 ---------------

                  This Proxy Statement is being furnished by Simon Property Group, Inc., a Delaware corporation ("SPG Inc."), Westfield America, Inc., a Missouri corporation ("WEA"), and Simon Property Acquisitions, Inc., a Delaware corporation and a wholly owned subsidiary of SPG Inc. (the "Purchaser" and, together with WEA and SPG Inc., the "Offeror Parties"), in connection with their solicitation of proxies to be used at the 2003 annual meeting of shareholders of Taubman Centers, Inc., a Michigan corporation (the "Company"), and at any adjournments, postponements or reschedulings thereof (the "2003 Annual Meeting"). This Proxy Statement and the enclosed GOLD proxy card are first being sent or given to Shareholders on or about __________, 2003. Pursuant to this Proxy Statement, the Offeror Parties are soliciting proxies from holders of the Company's common stock, par value $.01 per share (the "Common Stock" or "Shares"), and from holders of the Company's Series B Non-Participating Convertible Preferred Stock, par value $.001 per share (the "Series B Preferred Stock") (to the extent the voting rights attendant to any such shares are not invalidated pursuant to SPG Inc.'s and the Purchaser's litigation as described herein) (together, the "Shareholders") to (a) elect four nominees of SPG Inc. and the Purchaser (the "Purchaser Nominees") as directors of the Company and (b) approve the Excess Share Proposal (as defined below) to facilitate the completion of the Offeror Parties' pending offer (the "Offer") to purchase all outstanding shares of Common Stock at a price of $20.00 per share, net to the seller in cash without interest (the "Offer Price").

                  Although the Company has not yet announced the date or location of the 2003 Annual Meeting, last year's annual meeting was held on May 30, 2002, and in each of the past ten years the Company has held its annual meeting of shareholders in May. Based on the Company's historical practice, the Offeror Parties expect that the Company will hold its 2003 Annual Meeting in May 2003 and are soliciting proxies for use at the 2003 Annual Meeting. The Company has not yet announced the time and location for the 2003 Annual Meeting or announced the record date (the "Record Date") for determining those Shareholders who will be entitled to vote at such meeting.

                  At the 2003 Annual Meeting, four persons will be elected to serve on the Company's Board of Directors (the "Company Board"). The Offeror Parties are asking for your vote to elect the four Purchaser Nominees as directors instead of the Company's nominees to the Company Board (the "Company Nominees"). The election of the Purchaser Nominees to the Company Board requires the affirmative vote of a plurality of the votes cast by the Company shares entitled to vote at the 2003 Annual Meeting.

                  In connection with the 2003 Annual Meeting, the Offeror Parties are also asking you to consider and vote upon a proposal to facilitate the completion of the Offer through an amendment to the Company's Restated Articles of Incorporation (as amended, the "Charter") that provides that the Excess Share Provision (as defined below) shall not apply to (a) the Offeror Parties, Simon Property Group, L.P. ("SPG L.P."), Westfield America Limited Partnership, or any other entity all of the equity interests of which are owned, directly or indirectly, individually or collectively, by the Offeror Parties, SPG L.P., and/or Westfield America Limited Partnership or (b) any securities of the Company held or acquired by the Offeror Parties, SPG L.P., Westfield America Limited Partnership, or any other entity all of the equity interests of which are owned, directly or indirectly, individually or collectively, by the Offeror Parties, SPG L.P., and/or Westfield America Limited Partnership (the "Excess Share Proposal").

                  Two-thirds (2/3) of the voting power of the Company's voting securities is needed to approve the Excess Share Proposal. SPG Inc. and the Purchaser believe that Robert Taubman, the Taubman family and various associates of the Taubman family acted to form a group voting position for the purpose of blocking the Offer by giving Robert Taubman the purported ability to control voting rights for shares of Series B Preferred Stock and Common Stock held by members of the Taubman family and certain associates of the Taubman family that together purportedly comprises over one-third (1/3) of the Company's voting power. SPG Inc. and the Purchaser believe that the Company Board has breached and continues to breach its fiduciary duties by, among other things, issuing the Series B Preferred Stock and allowing the Taubman family to use the Series B Preferred Stock to veto any proposals that the Taubman family opposes. SPG Inc. and the Purchaser, as well as other shareholders of the Company, have commenced litigation challenging the legality of the voting rights of the shares held or controlled by the Taubman family, in whole or in part, and the ability of the Taubman family to vote these shares to prevent the Company's common shareholders from receiving $20.00 per share in cash pursuant to the Offer. The Offeror Parties currently intend to proceed with the solicitation of proxies in connection with the Annual Meeting regardless of the outcome of SPG Inc.'s and the Purchaser's litigation against the Company, the Company Board and certain members of the Taubman family.

                  The Excess Share Proposal can be approved if (i) the effective veto power that the Taubman family purports to wield over the Offer is invalidated as described in "The Tender Offer and Accompanying Litigation" or
(ii) the Company Board and/or the holders of the Series B Preferred Stock remove impediments thereto.

                  THIS SOLICITATION IS BEING MADE BY THE OFFEROR PARTIES AND NOT ON BEHALF OF THE COMPANY BOARD.

                  The principal executive offices of the Company are located at 200 East Long Lake Road, Suite 300, P.O. Box 200, Bloomfield Hills, Michigan 48303 and its telephone number is (248) 258-6800.

               QUESTIONS AND ANSWERS ABOUT THIS PROXY SOLICITATION

WHAT ARE WE ASKING YOU TO VOTE FOR?

                  The Offeror Parties are asking you to: (i) elect, in place of three of the Company's current directors, nominees who will act in the best interests of all Shareholders, including holders of the Common Stock, in accordance with Michigan law, and to elect a director to fill the board seat formerly held by Mr. A. Alfred Taubman prior to his resignation; and (ii) approve the Excess Share Proposal as a means of facilitating the completion of the Offer.

WHO ARE THE PURCHASER NOMINEES?

                  The Offeror Parties are asking you to elect Benjamin R. Civiletti, Douglas Crocker II, Roberta S. Karmel and Michael S. Koeneke as directors of the Company. These nominees are independent persons and are not affiliated with the Offeror Parties or the Company. They are highly qualified individuals who will act in the best interests of all Shareholders, including holders of the Common Stock, in accordance with Michigan law.

WHY ARE WE SOLICITING YOUR VOTE?

                  The Offeror Parties are soliciting your vote because they believe that the current directors are not acting, and will continue not to act, in the best interests of the holders of Common Stock. Despite the fact that approximately 85% of the then outstanding Common Stock was tendered in the Offer as of February 14, 2003, and despite the substantial premium of our $20.00 per share all cash Offer, the Company Board refuses to consider the Offer and has rejected numerous invitations by the Offeror Parties to engage in discussions with respect to the Offer. In addition, the Company Board has refused to take steps to amend the Charter's Excess Share Provision or take other steps that would permit Shareholders to accept the Offer. Further, legislation was recently introduced in the Michigan legislature under the guise of "technical" changes to Michigan corporate law. This legislation, if enacted, could have the effect of, among other things, insulating further the Company Board from the common stockholders and impeding further the Offeror Parties' ability to promptly conclude the Offer.

                  In light of the overwhelming support of the Company's common stockholders, our belief that the current directors are not acting independently, and the Company Board's attempt to entrench itself further through an anti-shareholder legislative agenda, we have decided to nominate the Purchaser Nominees for election at the 2003 Annual Meeting. The Offeror Parties believe that voting in favor of the Purchaser Nominees and the Excess Share Proposal will facilitate the completion of the Offer and advance the interests of the holders of Common Stock by enhancing their ability to receive $20.00 cash per share in the Offer.

HOW DOES THIS VOTE AFFECT THE OFFEROR PARTIES' TENDER OFFER?

                  Even if the Shareholders elect the Purchaser Nominees and approve the Excess Share Proposal, the Offeror Parties will be obligated to purchase Shares tendered in the Offer only if all of the conditions to the Offer are satisfied (or waived by the Purchaser as provided in the Offer to Purchase (as defined below)). The terms and conditions to the Offer are set forth in the Offer to Purchase, the Supplement (as defined below) and the related revised Letter of Transmittal (as defined below). These materials contain important information about the terms and conditions of the Offer and holders of Common Stock should read them before deciding whether to tender their Shares in connection with the Offer.

WHAT NEEDS TO HAPPEN FOR THE OFFEROR PARTIES TO COMPLETE THE TENDER OFFER?

                  Certain conditions need to be met (or waived by the Purchaser as provided in the Offer to Purchase) for the Offeror Parties to complete the Offer.

                  FIRST, holders of Common Stock must validly tender and not withdraw before the expiration of the Offer such number of Shares that represents, together with Shares owned by the Offeror Parties or any of their respective subsidiaries, at least two-thirds (2/3) of the total voting power of the Company (the "Minimum Tender Condition").

                  SECOND, the Purchaser needs to be satisfied, in its sole discretion, that after completion of the Offer none of the Shares acquired by it shall be deemed "Excess Stock" (as defined below) (the "Excess Share Condition").

                  THIRD, the Purchaser must be satisfied that it will have full voting rights with respect to all Shares to be acquired under Chapter 7B (the "Michigan Control Share Act") of the Michigan Business Corporation Act (the "MBCA"), or the Purchaser needs to be satisfied, in its sole discretion, that the provisions of such statute are invalid or otherwise inapplicable to the Shares to be acquired by the Purchaser pursuant to the Offer (the "Control Share Condition"). As of the date of this Proxy Statement, the Offeror Parties believe that the Control Share Condition has been satisfied. However, if the Company again becomes subject to the Michigan Control Share Act, the Control Share Condition will need to be satisfied again, and continue to be satisfied, before the Offer can be consummated.

                  FOURTH, the Purchaser must be satisfied, in its sole discretion, that, after completion of the Offer, Chapter 7A (the "Michigan Business Combination Act") of the MBCA will not prohibit for any period of time, or impose any shareholder approval requirement with respect to, the proposed second step merger or any other business combination involving the Company and the Purchaser (or any other affiliate of the Offeror Parties) (the "Business Combination Condition"). As of the date of this Proxy Statement, the Offeror Parties believe that the Business Combination Condition has been satisfied. However, if the Company becomes subject to the Michigan Business Combination Act, the Business Combination Condition will need to be satisfied again, and continue to be satisfied, before the Offer can be consummated.

                  The Offer is also subject to other terms and conditions described in the Offer to Purchase, the Supplement and the related revised Letter of Transmittal. The Offer is not conditioned on the Purchaser obtaining financing.

                  When all these conditions are satisfied (or waived by the Purchaser as provided in the Offer to Purchase) then the Offeror Parties can complete the Offer.

WHAT IS THE EFFECT OF THE EXCESS SHARE PROPOSAL?

                  The Excess Share Provision has the effect of preventing tender offers or mergers involving the Company by prohibiting any person or entity, subject to certain specified exceptions, from owning greater than 8.23% (or, in certain cases with approval by the Company Board, up to 9.9%) of the total aggregate value of the Company's outstanding capital stock.

                  The Excess Share Proposal, if approved, would result in an amendment of the Charter to provide that the Excess Share Provision shall not apply to the Offeror Parties or certain of their affiliates or to any securities of the Company held or acquired by the Offeror Parties or certain of their affiliates.

                  The Excess Share Provision is discussed in greater detail below under "The Excess Share Proposal." The proposed amendment to the Excess Share Provision would facilitate the completion of the Offer by removing a significant impediment to the completion of the Offer.

WHO CAN VOTE AT THE 2003 ANNUAL MEETING?

                  If you are a record owner of the Company's Common Stock and/or Series B Preferred Stock at the close of business on ________, 2003 you have the right to vote for the Purchaser Nominees and for the approval of the Excess Share Proposal at the 2003 Annual Meeting.

HOW MANY SHARES MUST BE VOTED IN FAVOR OF THE PURCHASER NOMINEES TO ELECT THEM?

                  Assuming a quorum is present at the meeting, the four nominees to the Company Board who receive a plurality (the most votes from the Shareholders eligible to vote thereon) will be elected.

HOW MANY SHARES MUST BE VOTED IN FAVOR OF THE EXCESS SHARE PROPOSAL FOR ITS APPROVAL?

                  Assuming a quorum is present at the meeting, two-thirds (2/3) of the voting power of the Company's voting securities is needed to approve the Excess Share Proposal. The Excess Share Proposal can be approved if (i) the effective veto power that the Taubman family purportedly wields over the Offer is invalidated as described in "The Tender Offer and Accompanying Litigation" or
(ii) the Company Board and/or the holders of the Series B Preferred Stock act to remove impediments thereto.

WHAT SHOULD YOU DO TO VOTE FOR THE PURCHASER NOMINEES AND FOR THE APPROVAL OF THE EXCESS SHARE PROPOSAL?

                  Sign, date and return the enclosed GOLD proxy card today to MacKenzie Partners in the prepaid envelope provided to vote for the Purchaser Nominees and for the approval of the Excess Share Proposal. In order for your vote to be valid, your GOLD proxy card must be signed and dated.

WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

                  Please call MacKenzie Partners, Inc. ("MacKenzie Partners") toll free at 1-800-322-2885 or collect at 212-929-5500 if you have questions or need assistance.

                                    IMPORTANT

                  THE OFFEROR PARTIES BELIEVE THAT ELECTION OF THE PURCHASER NOMINEES AND APPROVAL OF THE EXCESS SHARE PROPOSAL WILL FACILITATE THE COMPLETION OF THE OFFEROR PARTIES' $20.00 PER SHARE CASH OFFER FOR ALL SHARES OF COMMON STOCK.

                  IF YOU WANT THE OPPORTUNITY TO PARTICIPATE IN THE OFFER, WE URGE YOU TO PROMPTLY SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TO VOTE:
(A) FOR THE ELECTION OF THE PURCHASER NOMINEES AS DIRECTORS AND (B) FOR THE APPROVAL OF THE EXCESS SHARE PROPOSAL.

                  HOLDERS OF COMMON STOCK MUST TENDER THEIR SHARES PURSUANT TO THE OFFER AND ALL THE CONDITIONS TO THE OFFER MUST BE SATISFIED OR

WAIVED BEFORE HOLDERS OF COMMON STOCK CAN RECEIVE THE CASH PRICE TO BE PAID FOR SHARES PURSUANT TO THE OFFER. YOUR VOTE FOR THE ELECTION OF THE PURCHASER NOMINEES AS DIRECTORS AND FOR APPROVAL OF THE EXCESS SHARE PROPOSAL DOES NOT OBLIGATE YOU TO TENDER YOUR SHARES PURSUANT TO THE OFFER.

                  IF YOU HAVE ALREADY SENT A PROXY TO THE COMPANY BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE PURCHASER NOMINEES AND FOR THE APPROVAL OF THE EXCESS SHARE PROPOSAL BY SIGNING, DATING AND MAILING THE ENCLOSED GOLD PROXY CARD.

                  THE TENDER OFFER AND ACCOMPANYING LITIGATION

                  On October 16, 2002, David Simon, Chief Executive Officer of SPG Inc., the general partner and the owner of the majority of the equity interests of SPG L.P., called Robert S. Taubman, Chairman of the Board of Directors, President and Chief Executive Officer of the Company, to express SPG Inc.'s interest in pursuing a business combination involving SPG Inc. and the Company. Later that day, Mr. Simon sent a letter to Mr. Taubman containing a written proposal describing SPG Inc.'s interest in a business combination with the Company.

                  On October 22, 2002, SPG Inc. delivered a letter to the Company containing a proposal for SPG Inc. to acquire the Company in a negotiated transaction, in which holders of all the outstanding shares of Common Stock, of the Company would receive $17.50 in cash per share. On October 28, 2002, the Company Board rejected SPG Inc.'s proposed offer, stating that any discussions regarding a transaction would not be productive because the Taubman family (with its purported greater than 30% voting stake) had informed the Company Board that it is categorically opposed to the sale of the Company.

                  On November 13, 2002, SPG Inc. delivered a letter to the Company Board setting forth the terms of its proposed business combination with the Company, and calling on the Company Board for assistance in surmounting the obstacles to a business combination presented by the Company's corporate governance structure. This letter was publicly disclosed by means of a press release. Within one hour of SPG Inc.'s press release, the Company issued a press release that categorically rejected SPG Inc.'s proposal.

                  On December 5, 2002, the Purchaser commenced a tender offer to purchase all the outstanding Shares at a price of $18.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in an Offer to Purchase dated December 5, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal. The purpose of the Offer is for SPG Inc. and WEA to acquire control of, and ultimately all the Common Stock of, the Company.

                  On December 11, 2002, the Company filed a Schedule 14D-9 (as amended, the "Company Schedule 14D-9") with the Securities and Exchange Commission (the "Commission") recommending that the Company's common shareholders reject the Offer. The recommendation was made despite the fact that the prior $18.00 per share Offer Price represented a 35% premium over the $13.32 closing price of the Common Stock on October 15, 2002 (the last trading day prior to SPG Inc.'s initial private communication to the Company expressing its interest in pursuing a business combination).

                  On January 15, 2003, the Offeror Parties announced that WEA had joined the Offer and that they had entered into an Offer Agreement (the "Offer Agreement"), which provides, among other things, that (i) all decisions with respect to the Offer shall be made jointly by SPG Inc. and WEA and

(ii) if the Offer is consummated, WEA (or its designated assignee) will acquire 50% of the Purchaser at a purchase price equal to 50% of the aggregate Offer Price paid by the Purchaser in the Offer, and SPG Inc. and WEA will jointly control the Common Stock purchased in the Offer.

                  On that same day, the Offeror Parties announced that the Offer Price was increased to $20.00, that the Expiration Date of the Offer was extended to February 14, 2003 and that unless two-thirds (2/3) of the then outstanding shares of Common Stock, or 34,805,171 Shares (based on the number of Shares outstanding as of December 16, 2002), were validly tendered and not withdrawn prior to 12:00 midnight New York City time on February 14, 2003, the Offeror Parties would withdraw the Offer and terminate their efforts to acquire the Company. The Offeror Parties filed with the Commission and distributed to the Shareholders a Supplement to the Offer to Purchase, dated January 15, 2003 (the "Supplement"), a revised Letter of Transmittal (the "Letter of Transmittal") and the related revised Offer materials.

                  On January 21, 2003, the Company filed an amendment to the Company Schedule 14D-9 with the Commission recommending that the Company's common shareholders reject the Offer. The recommendation was made despite the fact that the $20.00 per share Offer Price represents a 50% premium over the $13.32 closing price of the Common Stock on October 15, 2002 (the last trading day prior to SPG Inc.'s initial private communication to the Company expressing its interest in pursuing a business combination).

                  On February 17, 2003, the Offeror Parties announced that (i) 44,135,107 of the 52,207,756 Shares then outstanding, representing approximately 85% of the then outstanding Common Stock, had been validly tendered and not withdrawn prior to 12:00 midnight New York City time on February 14, 2003 and
(ii) the Expiration Date of the Offer was extended to 12:00 midnight New York City time on March 28, 2003. Notwithstanding that approximately 85% of the Company's outstanding shares of Common Stock had been tendered into the Offer, on February 17, 2003, barely two hours after the Offeror Parties' announcement of the overwhelming results of the Offer, the Company announced that the Company Board continued to oppose the Offer and would not take steps to facilitate the Offer.

                  On February 26, 2003, David Simon, Chief Executive Officer of SPG Inc., and Peter Lowy, Chief Executive Officer of WEA, sent a letter to the independent members of the Company Board inviting them to discuss actions that would facilitate the completion of the Offer and solutions that would address the conflicting interests of the holders of Common Stock and holders of The Taubman Realty Group Limited Partnership ("Taubman L.P.") interests.

                  On February 27, 2003, SPG Inc. and WEA issued a press release indicating their intention to seek an amendment to the Company's Charter to allow satisfaction of the Excess Share Condition at the Company's 2003 Annual Meeting.

                  On March 4, 2003, the Company Board sent a letter to Messrs. Simon and Lowy in which they acknowledged receipt of the February 27, 2003 letter and reiterated their unanimous rejection of the Offer as not in the best interests of the Shareholders.

                  On March 18, 2003, SPG Inc. and WEA issued a press release and open letter to the Shareholders announcing their intention to propose four nominees for election to the Company Board at the 2003 Annual Meeting.

                  On March 21, 2003, SPG Inc., the Purchaser and WEA filed a preliminary proxy statement with the Commission relating to the election of the Purchaser Nominees and the presentation of the Excess Share Proposal for approval at the 2003 Annual Meeting.

                  On March 28, 2003, SPG Inc. and the Purchaser submitted notice of the nomination of the Purchaser Nominees and their intent to seek approval of the Excess Share Proposal at the 2003 Annual Meeting to the Company's Secretary in accordance with the Company's Restated By-Laws (as amended, the "By-Laws").

                  The Taubman family purportedly holds a significant voting stake in the Company that may impede the potential sale of the Company, including the satisfaction of certain conditions to the completion of the Offer. SPG Inc. and the Purchaser believe that in 2002 a "control share acquisition" (within the meaning of the Michigan Control Share Act) occurred when Robert Taubman, the Taubman family and various associates of the Taubman family acted to form a group voting position for the purpose of blocking the Offer, made up of the shares of the Series B Preferred Stock and Common Stock held by members of the Taubman family and certain associates of the Taubman family that together purportedly comprised approximately 33.6% of the Company's voting power. SPG Inc. and the Purchaser believe that under the Michigan Control Share Act, such a transaction required the approval of the holders of a majority of the disinterested shares of the Company's voting stock in order for any member of the "group" to have the right to vote any shares of the "group." SPG Inc. and the Purchaser believe that because no such shareholder approval has been sought or given, those shares have no voting rights.

                  SPG Inc. and the Purchaser are seeking through the Complaint (as defined below), among other things, to invalidate any voting rights with respect to these shares, on the ground (among others) that aggregation of shares with a "group" purportedly comprising over one-third (1/3) of the Company's voting power through the actions of Robert Taubman, the Taubman family and those persons who entered into certain voting agreements with Robert Taubman during November 2002 (the "Voting Agreements") was a "control share acquisition" without a shareholder vote as required by the Michigan Control Share Act. On January 28, 2003, the Company announced that Robert Taubman and various associates of the Taubman family had terminated the Voting Agreements. Notwithstanding the termination of these written agreements, SPG Inc. and the Purchaser continue to believe that Robert Taubman, the Taubman family and various associates of the Taubman family acted to form a group voting position for the purpose of blocking the Offer in violation of the Michigan Control Share Act, and thus any voting rights with respect to the shares held or controlled by the Taubman family of the Company's voting power should be invalidated. At a hearing held on March 21, 2003, the United States District Court for the Eastern District of Michigan (the "Court") heard the claims of SPG Inc. and the Purchaser to invalidate the voting rights with respect to the shares held or controlled by the Taubman family, which SPG Inc. and the Purchaser believe comprise 33.6% of the Company's voting power. The Court has not yet issued a ruling on the claims heard at the March 21, 2003 hearing.

                  If the Series B Preferred Stock held or controlled by the Taubman family is not invalidated and the Taubman family continues to oppose the Offer, it is unlikely that the conditions to the completion of the Offer will be satisfied unless the Company Board or the holders of the Series B Preferred Stock take actions to remove the impediments to the completion of the Offer.

                  AS OF 12:00 MIDNIGHT ON FEBRUARY 14, 2003, APPROXIMATELY 85% OF THE COMPANY'S THEN OUTSTANDING COMMON STOCK HAD BEEN VALIDLY TENDERED INTO THE OFFER AND NOT WITHDRAWN. NOTWITHSTANDING THIS OVERWHELMING MANDATE FROM THE HOLDERS OF COMMON STOCK, THE COMPANY BOARD CONTINUES TO OPPOSE THE OFFER AND HAS REFUSED TO TAKE STEPS TO FACILITATE THE OFFER. THE COMPANY BOARD HAS A FIDUCIARY DUTY TO ACT IN THE BEST INTERESTS OF THE HOLDERS OF COMMON STOCK, WHO OWN APPROXIMATELY 99% OF THE ECONOMIC VALUE OF THE COMPANY. AS DIRECTORS OF A PUBLIC COMPANY, THE MEMBERS OF THE COMPANY BOARD

SHOULD NOT ABDICATE THEIR FIDUCIARY OBLIGATIONS BY HIDING BEHIND THE DICTATES OF ANY PARTICULAR GROUP OF SHAREHOLDERS, PARTICULARLY SHAREHOLDERS (LIKE THE TAUBMAN FAMILY) WITH INTERESTS DIVERGENT FROM THOSE OF THE COMPANY'S COMMON SHAREHOLDERS.

                  If the Offer is consummated, the Offeror Parties currently intend, as soon as practicable following completion of the Offer, to propose and seek to have the Company consummate a merger or similar business combination (the "Proposed Merger") with the Purchaser (or its designated assignee), pursuant to which each then outstanding Share (other than Shares held by the Offeror Parties or their respective subsidiaries) will be converted into the right to receive an amount in cash equal to the highest price per Share paid by the Purchaser pursuant to the Offer, without interest.

                  Completion of the Offer is subject to the terms and conditions described in the Offer to Purchase, the Supplement and the related revised Letter of Transmittal, copies of which are available upon request from the Information Agent for the Offer, MacKenzie Partners, at the telephone numbers and address listed below. The Offer is not being made for shares of Series A Cumulative Redeemable Preferred Stock, $.01 par value, of the Company (the "Series A Preferred Stock") or the Series B Preferred Stock. Each outstanding share of Series A Preferred Stock and Series B Preferred Stock would remain outstanding following completion of the Proposed Merger.

                  The Offeror Parties have repeatedly invited the Company and the Company Board to negotiate the combination of the Company with the Purchaser. The Offeror Parties have also indicated a willingness to discuss with the Company Board and the Taubman family solutions that would address the Taubman family's unique tax and economic situations, including allowing the holders of interests in Taubman L.P., including the Taubman family, to retain their economic interest in Taubman L.P., or at such holders' option, to participate in a transaction on mutually acceptable terms to be agreed to by the parties whereby such holders could receive either the Offer Price or an equivalent value for such holders' limited partnership interests by exchanging such interests on a tax efficient basis for SPG L.P. limited partnership interests and/or securities of certain affiliates of WEA. Although they are open to discussing various transactions with the holders of such limited partnership units, none of the Offeror Parties has made or is making an offer to exchange such securities for any securities at this time. Any such offer would only be made in accordance with applicable securities laws. Holders of interests in Taubman L.P. and the Company's Series A and Series B Preferred Stock are not eligible to receive the Offer Price or other consideration in connection with the Offer. The Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased and the Offer Price) upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon completion of such merger, be converted into cash and/or securities of SPG Inc., or its affiliates or certain affiliates of WEA in such amounts as are negotiated by SPG Inc., WEA and the Company.

                  The Offer is conditioned upon, among other conditions set forth in the Offer to Purchase and the Supplement, (i) there being validly tendered and not withdrawn on or prior to the expiration of the Offer such number of Shares that represents, together with Shares owned by the Offeror Parties or any of their respective subsidiaries, at least two-thirds (2/3) of the total voting power (as described in the Offer to Purchase and the Supplement) of the Company, (ii) the Purchaser being satisfied, in its sole discretion, that after completion of the Offer none of the Shares acquired by the Purchaser shall be deemed "Excess Stock", (iii) full voting rights for all Shares to be acquired by the Purchaser pursuant to the Offer having been approved by the shareholders of the Company pursuant to the Michigan Control Share Act or the Purchaser being satisfied, in its sole discretion, that the provisions of such statute are invalid or otherwise inapplicable to the Shares to be acquired by the Purchaser pursuant to the Offer and (iv) the Purchaser being satisfied, in its sole discretion, that, after completion of the Offer, the Michigan Business

Combination Act will not prohibit for any period of time, or impose any shareholder approval requirement with respect to, the Proposed Merger or any other business combination involving the Company and the Purchaser (or any other affiliate of SPG Inc. or WEA).

                  The Offeror Parties are seeking to facilitate satisfaction of the Excess Share Condition by seeking the approval of the Excess Share Proposal at the 2003 Annual Meeting. Approval of the Excess Share Proposal would result in an amendment of the Charter to provide that the Excess Share Provision shall not apply to the Offeror Parties or certain of their affiliates or to any securities of the Company held or acquired by the Offeror Parties or certain of their affiliates.

                  On December 11, 2002, the Company filed the Company Schedule 14D-9 announcing that the Company Board had made certain amendments (the "December 10 By-Law Amendments") to the By-Laws on December 10, 2002. The December 10 By-Law Amendments included an amendment to opt out of the Michigan Control Share Act and made certain other procedural changes, including requiring advance notice for shareholder nominations and proposals. Accordingly, the Offeror Parties believe that, as of the current date, the Control Share Condition has been satisfied. Notwithstanding the foregoing, the Offeror Parties believe there is a possibility that the Company could, through a further amendment to the By-Laws, opt into the Michigan Control Share Act. If the Company, through a further amendment to the By-Laws or otherwise, again becomes subject to the requirements of the Michigan Control Share Act, the Control Share Condition will need to be satisfied again, and continue to be satisfied, before the Offer can be consummated.

                  In the Company Schedule 14D-9, the Company also disclosed that the requirements of the Michigan Business Combination Act do not currently apply to it. As a result, the Offeror Parties believe that, as of the current date, the Business Combination Condition is satisfied. Nonetheless, in the Company
Schedule 14D-9 the Company indicated its belief that the Company may at any time opt into the Michigan Business Combination Act through further action by the Company Board. It is possible that, if the Company, through an action of the Company Board or otherwise, becomes subject to the requirements of the Michigan Business Combination Act, the Business Combination Condition will again need to be satisfied, and continue to be satisfied, before the Offer can be consummated.

                  The Offer is also subject to other terms and conditions described in the Offer to Purchase, the Supplement and the related revised Letter of Transmittal. The Offer is not conditioned on the Purchaser obtaining financing. The Offer is scheduled to expire at 12:00 midnight New York City time on March 28, 2003, unless the Offer is extended.

                  For a complete description of the terms of the Offer, including conditions of the Offer and certain federal income tax consequences of the Offer, please read the Offer to Purchase, the Supplement and the related revised Letter of Transmittal.

                  THIS PROXY STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF SHARES NOR AN OFFER WITH RESPECT THERETO. THE OFFER IS MADE ONLY BY MEANS OF THE OFFER TO PURCHASE, THE SUPPLEMENT AND THE RELATED REVISED LETTER OF TRANSMITTAL, EACH AS AMENDED.

                  The Taubman family purportedly holds a significant voting stake in the Company that may impede the potential sale of the Company, including the satisfaction of certain conditions to the completion of the Offer. While the Offeror Parties would prefer that the Company Board and the Taubman family take actions to facilitate the Offer, they have also begun to take their own steps to attempt to remove the impediments to the completion of the Offer. On December 5, 2002, SPG Inc. and the Purchaser filed a Complaint for Declaratory and Injunctive Relief (as amended by the First Amended

Complaint and the Second Amended Complaint (each as defined below), the "Complaint") against the Company, the Company Board and certain members of the Taubman family in the Court. On December 30, 2002, SPG Inc. and the Purchaser filed a First Amended Complaint for Declaratory and Injunctive Relief against the Company, the Company Board and certain members of the Taubman family in the Court (the "First Amended Complaint"). Among other things, the Complaint seeks to invalidate the effective veto power over the Offer that the Taubman family purports to wield, and upon which the Company Board is implicitly relying. SPG Inc. and the Purchaser also assert in the Complaint that the defendants are violating Michigan law by engaging in conduct that is designed to impede the Offer and injure shareholders.

                  The Complaint challenges a series of tactical corporate mechanisms that purportedly give the Taubman family a blocking voting position against the Offer, including: (i) the Excess Share Provision, which is unalterable and unwaivable by the Company Board absent amendment of the Charter by a two-thirds (2/3) shareholder vote, (ii) the Company Board issuing, in violation of its fiduciary duties, shares of Series B Preferred Stock to the Taubman family, which purported to increase the Taubman family's combined voting power in the Company from less than 1% to over 30%, and (iii) that Robert Taubman and the Taubman family, acting in concert with other shareholders of the Company, formed a "group" to acquire 33.6% of the voting power in the Company and that such an acquisition constitutes a "control share acquisition" under the Michigan Control Share Act, which required the approval of the holders of a majority of the disinterested shares of the Company's voting stock for such shares to have voting rights.

                  In general, the Michigan Control Share Act relates to an acquisition by any person or group of voting power over voting shares of a Michigan corporation that would increase the voting power of such person or group to or above one-fifth (1/5), one-third (1/3) or a majority of the total voting power of all the voting shares of the corporation. Under the Michigan Control Share Act, the shares acquired in such a "control share acquisition" only have voting rights if a resolution granting full voting rights to those shares is approved by a majority of the corporation's shareholders. SPG Inc. and the Purchaser believe that in 2002 a "control share acquisition" occurred when Robert Taubman, the Taubman family and various associates of the Taubman family acted to form a group voting position for the purpose of blocking the Offer made up of the Series B Preferred Stock and Common Stock held by members of the Taubman family and certain associates of the Taubman family that together purportedly comprised approximately 33.6% of the Company's voting power. SPG Inc. and the Purchaser believe that under the Michigan Control Share Act, such a transaction required the approval of the holders of a majority of the disinterested shares of the Company's voting stock in order for any member of the "group" to have the right to vote any shares of the "group." SPG Inc. and the Purchaser believe that because no such shareholder approval has been sought or given, those shares have no voting rights.

                  SPG Inc. and the Purchaser are seeking through the Complaint, among other things, to invalidate any voting rights with respect to these shares, on the ground (among others) that aggregation of shares by a "group" purportedly comprising over one-third (1/3) of the Company's voting power through the actions of Robert Taubman, the Taubman family and those persons who entered into Voting Agreements with Robert Taubman was a "control share acquisition" without a shareholder vote as required by the Michigan Control Share Act. On January 28, 2003, the Company announced that Robert Taubman and various associates of the Taubman family had terminated the Voting Agreements. Notwithstanding the termination of these written agreements, SPG Inc. and the Purchaser continue to believe that Robert Taubman, the Taubman family and various associates of the Taubman family acted to form a group voting position for the purpose of blocking the Offer in violation of the Michigan Control Share Act, and thus any voting rights with respect to the shares held or controlled by the Taubman family should be invalidated. At a hearing held on March 21, 2003, the Court heard the claims of SPG Inc. and the Purchaser to invalidate the voting rights with respect to the shares held or controlled by the Taubman family, which SPG Inc. and the Purchaser believe comprise 33.6% of the Company's voting power. The Court has not yet issued a ruling on the claims heard at the March 21, 2003 hearing.

                  In addition, SPG Inc. and the Purchaser believe that the Company Board violated its fiduciary duties in 1998 by its approval of the issuance of the Series B Preferred Stock to the Taubman family. The Company Board's approval of the issuance of the Series B Preferred Stock to the Taubman family caused, and SPG Inc. and the Purchaser believe was intended to cause, a fundamental reallocation of corporate power from the public shareholders to the Taubman family. The issuance of the Series B Preferred Stock gave the Taubman family, for the first time, the ability to exercise an effective veto power to block any merger of the Company, to prevent the completion of any tender offer to the public shareholders, and to defeat any proposed amendment to the Charter. This is because a merger of the Company requires approval of two-thirds (2/3) of the voting power of the Company and because a tender offer cannot be consummated unless the Charter is amended to remove the Excess Share Provision, which amendment also requires approval of two-thirds (2/3) of the Company's voting power. SPG Inc. and the Purchaser believe that the issuance of the Series B Preferred Stock was a breach of the Company Board's fiduciary duties because the Series B Preferred Stock was issued for the impermissible purpose of giving the Taubman family the ability to gain control over fundamental decisions with respect to the Company and thus constituted an improper interference with the rights of the public shareholders.

                  Furthermore, the issuance of the Series B Preferred Stock to members of the Taubman family, who served on the Company Board at the time, and were bound by fiduciary duties to protect the interests of holders of Common Stock, was not disclosed in the press release that announced the 1998 restructuring transaction with the General Motors Pension Trusts in connection with which the Series B Preferred Stock was purportedly issued (the "1998 Restructuring"). Indeed, the issuance of the Series B Preferred Stock was not even mentioned until, on October 15, 1998, nearly two months after the 1998 Restructuring was first publicly announced, the Company made a filing with the Commission on Form 8-K which stated that the Company "became obligated" to issue the Series B Preferred Stock in connection with the 1998 Restructuring. Even then, the filing provided no explanation of the fact that the Series B Preferred Stock was issued for an aggregate of only $38,400 and purported to give the Taubman family effective veto power over major transactions concerning the Company including, in particular, any merger or unsolicited takeover offer. The filing also failed to disclose that, through the issuance of the Series B Preferred Stock primarily to the Taubman family, the Company Board had given the Taubman family, acting together, a purported ability to effectively veto changes to the Charter and By-Laws, thereby frustrating other fundamental corporate changes that might be in the interest of the Company's public shareholders.

                  Through the Complaint, SPG Inc. and the Purchaser seek, among other things, (i) a declaration that the Series B Preferred Stock and the other shares purportedly held or controlled by the Taubman family do not have any voting rights, (ii) a preliminary and permanent injunction preventing the Taubman family from voting the shares held or controlled by it, and (iii) a declaration that both the Company Board and the Taubman family have breached, and continue to breach, their fiduciary duties to the Company's common shareholders. SPG Inc. and the Purchaser believe that the Taubman family, which holds an approximately 1% economic stake in the Company, should not be permitted to use the Series B Preferred Stock and the other shares purportedly held or controlled by it to veto the Offer and deny the holders of Common Stock the ability to receive a premium for their Shares. The Taubman family's 1% economic stake includes Common Stock and Series B Preferred Stock and is calculated on an "as converted" basis at the fixed conversion ratio of 14,000 shares of Series B Preferred Stock to one share of Common Stock.

                  On January 22, 2003, the Court issued an opinion and order (the "Order") denying in part, and granting in part, the motion of the Company and the other defendants to dismiss Count I of the

Complaint. In the Order, the Court held that the ISSUANCE in 1998 of the Series B Preferred Stock by the Company to the Taubman family was not a "control share acquisition" under the Michigan Control Share Act. However, the Court also ruled that the Taubman family's purported blocking position in the Company could be challenged by SPG Inc. and the Purchaser at the hearing held on March 21, 2003 on the grounds that the Taubman family's "group" voting power was obtained without shareholder approval under the Michigan Control Share Act. The Court held that SPG Inc. and the Purchaser had pled sufficient facts from which it could infer that Robert Taubman and the Taubman family, acting in concert with other shareholders of the Company, had formed a "group" to acquire 33.6% of the voting power in the Company, and that such an acquisition constituted a "control share acquisition" under the Michigan Control Share Act. Therefore, the Court denied the Company's motion to dismiss SPG Inc.'s and the Purchaser's claim that Robert Taubman, the Taubman family and those persons who entered into Voting Agreements with Robert Taubman constituted a group and that their aggregation of shares was a "control share acquisition." At the March 21 hearing, SPG Inc. and the Purchaser presented their claims that (a) the 33.6% of the Company's voting power that SPG Inc. and the Purchaser believe to be held or controlled by the Taubman family should be invalidated because the formation of a group that aggregated over one-third of the Company's voting power for the purpose of opposing the Offer constituted a "control share acquisition" without a shareholder vote; and (b) the Taubman family's Series B Preferred Stock was improperly acquired in breach of fiduciary duties owed to the Company's public shareholders.

                  If the Court rules in favor of SPG Inc. and the Purchaser based on the claims presented at the March 21, 2003 hearing, the entire voting control the Taubman family purportedly wields (which SPG Inc. and the Purchaser believe comprises approximately 33.6% of the Company's voting power) is subject to being legally invalidated.

                  On February 5, 2003, SPG Inc. and the Purchaser filed a second amended complaint (the "Second Amended Complaint") with the Court against the Company, the Company Board and certain members of the Taubman family. The Second Amended Complaint includes amendments to add Mr. Randall J. Smith, a holder of Common Stock, as a plaintiff and to update information regarding the Offer to reflect certain changes to the Offer since the filing of the First Amended Complaint.

                  A Tender Offer Statement on Schedule TO (which, as amended, includes the Offer to Purchase, the Supplement and the related revised Letter of Transmittal) relating to the Offer was initially filed by SPG Inc. and the Purchaser with the Commission on December 5, 2002. An amendment to the Tender Offer Statement on Schedule TO (which includes the Supplement) relating to the Offer was filed by the Offeror Parties with the Commission on January 16, 2003. Such documents and any amendments or supplements thereto may be obtained from the Commission, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such materials also are available for inspection and copying at the principal office of the Commission at the address set forth immediately above, and at the Commission's regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. This information also is available without charge on the Commission's website (http://www.sec.gov).

                  Shares are NOT being sought for tender pursuant to this Proxy Statement. Shares are only being sought for tender by means of and pursuant to the terms of the Offer to Purchase, the Supplement and the related revised Letter of Transmittal, as filed by the Offeror Parties with the Commission as exhibits to the Purchaser's Tender Offer Statement on Schedule TO on December 5, 2002 and on January 16, 2003, respectively.

                  On February 26, 2003, Michigan Senate Bill 218, a proposal to amend the MBCA, was introduced in the Michigan legislature ("Bill 218"). Bill 218, as proposed, would amend the MBCA to: (i) prohibit a corporation, if its board were divided into classes with staggered terms of office, from amending its articles of incorporation to reduce the terms of a director, amend or repeal a provision dividing the board into classes, or change the number of directors, without the prior approval of a majority of the directors then serving, unless the corporation's articles provided otherwise; (ii) specify that, for a corporation whose board was divided into classes, shareholders could remove directors only for cause, unless the articles allowed removal without cause; (iii) require that a proposed amendment to a corporation's articles be adopted by the board of directors, if that corporation had publicly traded stock; and (iv) allow the directors of a corporation (as well the shareholders) to grant control shares acquired in a control share acquisition the same voting rights as the shares had before the control share acquisition.

                  On March 5, 2003, the Michigan Senate Committee on Commerce and Labor approved Bill 218. On March 13, 2003, Bill 218 was submitted to the floor of the Michigan Senate for approval but was returned that same day to the Committee on Commerce and Labor for reexamination. The Offeror Parties believe Bill 218, if enacted, could adversely affect their ability to complete the Offer. It is not clear whether Bill 218 will be passed by the Michigan legislature in its current form, or alternatively, if it will be passed in any form at all.

               DIRECTORS TO BE ELECTED AT THE 2003 ANNUAL MEETING

                  According to publicly available information, the Company Board currently consists of eight members divided into three classes. Each member of a class of directors holds office until the third annual meeting next succeeding his or her election and until his or her successor is elected or until his or her death, resignation, retirement or removal. According to publicly available information, the terms of office of Graham T. Allison and Peter Karmanos, Jr., and William S. Taubman, a director nominated by holders of Series B Preferred Stock, will expire at the 2003 Annual Meeting. Additionally, as discussed in the Company's 2002 Proxy Statement, due to the resignation of Mr. A. Alfred Taubman from the Board of Directors in December 2001, a fourth director will be elected at the 2003 Annual Meeting to fill the seat formerly held by Mr. Taubman.

                             THE PURCHASER NOMINEES

                  THE OFFEROR PARTIES RECOMMEND THAT YOU VOTE "FOR" THE ELECTION OF THE PURCHASER NOMINEES TO THE COMPANY BOARD.

                  At the 2003 Annual Meeting, SPG Inc. and the Purchaser will propose that the Purchaser Nominees be elected to fill the seats currently held by Mr. Allison, Mr. Karmanos, Mr. William Taubman and the vacant seat formerly held by Mr. A. Alfred Taubman. The Purchaser Nominees have furnished the following information regarding their principal occupations and certain other matters.

BENJAMIN R. CIVILETTI

                  Mr. Civiletti, age 67, has been Chairman of the law firm Venable LLP ("Venable") from 1993 to the present and a partner with the firm since 1981. Mr. Civiletti is the head of the corporate governance and investigations practice at Venable and has directed a number of internal investigations for large corporations. He was Managing Partner of Venable from 1987 until 1993. Mr. Civiletti is also a director of MBNA Corp. (NYSE: KRB), MBNA America Bank, N.A., MBNA International Bank Limited, Wackenhut Corrections Corporation (NYSE: WHC) and Bethlehem Steel Corporation (OTCBB:

BHMSQ).(1) In 2001, Mr. Civiletti was designated by the Attorney General of the United States to serve on the Independent Review Board, established to monitor activities of the Teamsters Union for compliance with federal racketeering laws. He previously served as Attorney General of the United States from 1979 to 1981. Mr. Civiletti is the former chairman of the Board of Greater Baltimore Medical Center and the founding chairman of the Maryland Legal Services Corporation. Mr. Civiletti is a fellow of the American Bar Foundation, the American Law Institute, and the American College of Trial Lawyers. Mr. Civiletti was chairman of the Maryland Governor's Commission on Welfare Policy in 1993, and a member of the Maryland Governor's Task Force on Alternatives to Incarceration in 1991. Mr. Civiletti's business address is c/o Venable LLP, 1201 New York Avenue, NW, Suite 1000, Washington, D.C. 20005.

DOUGLAS CROCKER II

                  Douglas Crocker II, age 62, has served as Vice Chairman of the Board of Trustees of Equity Residential (NYSE: EQR), the nation's largest apartment real estate investment trust ("Equity Residential"), since January 2003. From March 1993 to December 2002, Mr. Crocker served as Chief Executive Officer and a Trustee of Equity Residential, and was also President of Equity Residential from March 1993 until March 2002. Mr. Crocker has also served, since June 1997, as a director of Wellsford Real Properties, Inc. (AMEX: WRP), a real estate merchant banking firm, where he is a member of the compensation committee. Mr. Crocker has also been a director since September 1998 of Ventas, Inc. (NYSE: VTR), a public real estate company focusing on the ownership and acquisition of health care properties, where he serves on the audit and compensation committees. Since September 2002, Mr. Crocker has also served as a director and member of the audit and compensation committees of Prime Group Realty Trust (NYSE: PGE), a public office and industrial properties company. Mr. Crocker has been President and Chief Executive Officer of First Capital Financial Corporation ("First Capital"), previously a sponsor of public real estate limited partnerships, since December 1992, and has been a director of First Capital since January 1993. From November 1992 until March 1997, Mr. Crocker was an Executive Vice President of Equity Financial and Management Company, a subsidiary of Equity Group Investments, Inc. ("EGI"), that provides strategic direction and services for EGI's real estate and corporate activities. EGI is an owner, manager and financier of real estate and corporations. Mr. Crocker also serves on boards and committees of various multi-family housing associations, including the National Multi-Housing Council and the Multifamily Council of the Urban Land Institute. Mr. Crocker's business address is c/o Equity Residential, Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606.

ROBERTA S. KARMEL

                  Roberta S. Karmel, age 65, has been a Professor of Law and Co-director of the Center for the Study of International Business Law at Brooklyn Law School since 1985. Professor Karmel was formerly associated with the law firm Kelley Drye & Warren, LLP, where she was a partner from 1987 to 1994 and of counsel from 1995 until 2002. Since 1994, Professor Karmel has been a member of the Board of Directors of Kemper Insurance Companies ("Kemper Insurance"), an international provider of property-casualty insurance and risk management services, where she has served on the Finance Committee since 1994. Professor Karmel has also served on the Audit Committee of the Kemper Insurance Board of Directors since 2000, and also serves as Chairperson of its Public Policy Committee.

----------------------

(1) In October 2001, Bethlehem Steel Corporation filed a petition seeking relief under Chapter 11 of the Bankruptcy Code. As of the date of this Proxy Statement, bankruptcy proceedings were pending for Bethlehem Steel Corporation in the United States Bankruptcy Court for the Southern District of New York.

From 1980 until 2000 Professor Karmel also served as a member of the Board of Directors of the Mallinckrodt Group Inc. ("Mallinckrodt"), a manufacturer of medical devices, pharmaceuticals and medical imaging equipment that was acquired by Tyco International Ltd. in 2000. While on the Board of Directors of Mallinckrodt, Professor Karmel served on the Audit Committee, Corporate Governance Committee, Organization Committee and Compensation Committee at various times. Professor Karmel also served as a Commissioner of the U.S. Securities and Exchange Commission from 1977 until 1980 and as a director of the New York Stock Exchange from 1983 until June 1989. From 1998 until 2001, Professor Karmel served on the National Adjudicatory Council of NASD Regulation, Inc. Professor Karmel's business address is c/o Brooklyn Law School, 250 Joralemon Street, Brooklyn, New York 11201.

MICHAEL S. KOENEKE

                  Mr. Koeneke, age 56, is the founder and a principal of Knightspoint Partners, LLC, a private special situations fund formed for the purpose of investing in small and mid-cap companies. Mr. Koeneke is the former Chairman of Mergers & Acquisitions at the international investment bank and financial services firm Merrill Lynch & Co. (NYSE: MER). While at Merrill Lynch & Co., he was a member of the Management Committee of Investment Banking from 1993 to 1997. Prior to joining Merrill Lynch & Co. in 1993, Mr. Koeneke was Managing Director and Head of the Mergers & Acquisitions Group at the investment bank First Boston Corporation, where he worked from 1979 to 1993. Mr. Koeneke holds an M.B.A from Harvard University and a B.B.A. from the University of Michigan. Mr. Koeneke's business address is c/o Knightspoint Partners, LLC, The Equitable Center, 787 Seventh Avenue, New York, New York 10019.

                  Each of the Purchaser Nominees has agreed to serve as a director of the Company, if elected. The Offeror Parties do not expect that any of the Purchaser Nominees will be unable to stand for election or serve as a director, but if any vacancy in the slate of the Purchaser Nominees occurs for any reason (including if the Company makes or announces any changes to its By-Laws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any or all of the Purchaser Nominees), the shares of Common Stock and/or Series B Preferred Stock represented by the enclosed GOLD proxy card will be voted for a substitute candidate, or candidates, nominated by SPG Inc. and the Purchaser in compliance with the rules of the Commission and any other applicable law.

                  Except as otherwise described herein, the Purchaser Nominees and their associates will not receive any compensation from the Offeror Parties for their service as directors of the Company. Pursuant to the terms of a Nominee Engagement Letter entered into by the Offeror Parties and each of the Purchaser Nominees, the Offeror Parties have agreed to pay each of the Purchaser Nominees a one-time, lump sum payment of $20,000 in consideration of such nominee's service as a nominee. If not otherwise reimbursed by the Company, the Offeror Parties have agreed to reimburse the Purchaser Nominees for fees and expenses in connection with serving as a nominee director, or a director, including expenses related to his/her attendance at Company Board meetings. In addition, pursuant to the terms of an Indemnity Agreement entered into by the Offeror Parties and each of the Purchaser Nominees, the Offeror Parties have agreed to indemnify the Purchaser Nominees against liabilities and costs and expenses incurred with respect to their nomination and the election contest and, if elected, their duties as a director of the Company. The Offeror Parties may, but are not obligated to, obtain insurance policies covering any portion of such indemnification.

                  According to publicly available information, if elected as directors of the Company, each of the Purchaser Nominees who are not employees of the Company would receive an annual retainer of $35,000 plus $1,000 for each meeting of the Company Board and $1,000 for each committee meeting attended. Each of the Purchaser Nominees, if elected, would be indemnified for service as a director to the same extent indemnification is provided to other directors under the Charter. In addition, the Offeror Parties believe that upon election, each of the Purchaser Nominees would be covered by the Company's officer and director liability insurance, if any, and be entitled to any other benefits made available to directors by the Company. The Offeror Parties disclaim any responsibility for the foregoing information regarding the Company's director compensation and benefits arrangements, as such information derives solely from the Company's public filings.

                  None of the Purchaser Nominees owns any shares of common stock, options to purchase shares of common stock or common share equivalents of SPG Inc., the Purchaser or WEA. None of the Purchaser Nominees directly or indirectly owns beneficially or of record any securities of the Company or any of the Company's subsidiaries. None of the Purchaser Nominees has purchased or sold any securities of the Company within the past two years. Except as otherwise described herein with respect to the Offer, none of the Purchaser Nominees, SPG Inc., the Purchaser or WEA has within the past year been party to any contract, arrangement or understanding with any person with respect to any securities of the Company. Except as otherwise expressly described herein with respect to SPG Inc., the Purchaser and WEA, none of the Purchaser Nominees, SPG Inc., the Purchaser or WEA has any substantial direct or indirect interest in matters proposed to be acted on at the 2003 Annual Meeting as of the date hereof.

                  To the knowledge of the Offeror Parties, there are no material proceedings in which any of the Purchaser Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which such Purchaser Nominees or associates have a material interest adverse to the Company or any of its subsidiaries. To the knowledge of the Offeror Parties, no occupation or employment was carried on by any of the Purchaser Nominees with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and none of the Purchaser Nominees serves or has ever served as an officer or employee of the Company or on the Company's Board of Directors.

                  Other than as disclosed in this Proxy Statement, to the knowledge of the Offeror Parties, there are no arrangements or understandings between any of the Purchaser Nominees and any other party pursuant to which any such nominee was or is to be selected as a director or nominee.

                  To the knowledge of the Offeror Parties, none of the Purchaser Nominees, their immediate family members, any corporation or organization of which any of the Purchaser Nominees is an executive officer or partner, or is, directly or indirectly, the beneficial owner of 10 percent (10%) or more of any class of equity securities, or any trust or other estate in which any of the Purchaser Nominees has a substantial beneficial interest or serves as a trustee or in a similar capacity, has been indebted to the Company or its subsidiaries at any time since January 1, 2002, in an amount in excess of $60,000.

                  To the knowledge of the Offeror Parties, none of the Purchaser Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K under the Securities Act of 1933 ("Regulation S-K"). Other than as set forth above, to the best of their knowledge and belief based on currently available public filings of the Company, none of the Offeror Parties is aware of any other arrangements pursuant to which any director of the Company was to be compensated for services as a director of the Company during the Company's last fiscal year.

                  To the knowledge of the Offeror Parties, none of the relationships regarding the Purchaser Nominees described under Item 404(b) of Regulation S-K exists or has existed since January 1, 2002. To the knowledge of the Offeror Parties, there are no relationships involving any of the Purchaser Nominees or any of their associates that would have required disclosure under
Item 402(j) of Regulation

S-K had the Purchaser Nominees been directors of the Company. To the knowledge of the Offeror Parties, none of the Purchaser Nominees has failed to file on a timely basis any report required by Section 16(a) of the Exchange Act with respect to securities of the Company.

                   REASONS TO VOTE FOR THE PURCHASER NOMINEES
                        AND FOR THE EXCESS SHARE PROPOSAL

                  The Offeror Parties urge all Shareholders to vote "FOR" the election of the Purchaser Nominees and "FOR" the approval of the Excess Share Proposal.

                  The Offeror Parties believe that the Offer is in the best interests of the holders of the Common Stock who own approximately 99% of the economic value of the Company. The Company Board has recommended against the Offer despite the fact that the $20.00 price to be paid in the Offer represents a 50% premium to the $13.32 closing price on the New York Stock Exchange on October 15, 2002, the last trading day before SPG Inc. privately expressed its interest in pursuing a business combination to the Company. Despite the fact that approximately 85% of the then outstanding shares of Common Stock tendered into the Offer as of February 14, 2003, the Company Board has repeatedly rejected numerous invitations from the Offeror Parties to negotiate a transaction in the best interests of holders of the Common Stock. In addition, the Company Board has taken actions that frustrate the Shareholders' ability to facilitate completion of the Offer, including approving certain amendments to the By-Laws without a shareholder vote on December 20, 2002 (the "December 20 By-Law Amendments"), which purportedly removed the power to call a special meeting of the Company from the Shareholders and gave it to the Company Board, and also purportedly allowed the Company Board to delay the calling of a special meeting. SPG Inc. and the Purchaser are challenging the validity of the December 20 By-Law Amendments through litigation. By voting for the Purchaser Nominees, Shareholders can elect individuals who will represent the interests of the holders of the Common Stock in an independent and unbiased manner. By voting for the Excess Share Proposal, Shareholders will be facilitating the satisfaction of conditions to the Offer. The Offeror Parties think the Shareholders themselves should have the right to decide whether to accept the Offer.

                  BY VOTING FOR THE PURCHASER NOMINEES, SHAREHOLDERS HAVE THE OPPORTUNITY TO ELECT DIRECTORS WHOM THE OFFEROR PARTIES BELIEVE WOULD CONSIDER THE OFFER IN LIGHT OF ALL RELEVANT FACTS AND CIRCUMSTANCES. A VOTE FOR THE APPROVAL OF THE EXCESS SHARE PROPOSAL WILL FACILITATE SATISFACTION OF CERTAIN CONDITIONS TO THE OFFER.

                  Completion of the Offer is subject to the terms and conditions described in the Offer to Purchase, the Supplement and the related revised Letter of Transmittal. The Offeror Parties believe each of the Purchaser Nominees will facilitate satisfaction of certain conditions to the Offer because the Purchaser Nominees, if elected as directors to the Company Board, will act in the best interests of all Shareholders, including holders of the Common Stock, in accordance with Michigan law.

                  The Offeror Parties are also seeking to facilitate satisfaction of the Excess Share Condition through the approval of the Excess Share Proposal. The Excess Share Provision is a significant impediment to a tender offer or merger involving the Company because it prevents any person from holding or acquiring in excess of 8.23% (or, in certain cases with approval of the Company Board, 9.9%) of the total aggregate value of the Company's outstanding capital stock. Approval of the Excess Share Proposal would facilitate the Offer by amending the Charter to provide that the Excess Share Provision shall not apply to the Offeror Parties or certain of their affiliates or to any securities of the Company held or acquired by the Offeror Parties or certain of their affiliates.

                  Even if the Shareholders elect the Purchaser Nominees and approve the Excess Share Proposal, completion of the Offer will depend on whether certain other conditions to the Offer are satisfied. See the "Introduction" and Section 9 of the Supplement and Sections 1 and 14 of the Offer to Purchase for more information. The Company Board should take action to eliminate these impediments to the Offer. By voting for the Purchaser Nominees, Shareholders will have the opportunity to elect directors who will act in the best interests of all Shareholders, including holders of the Common Stock, in accordance with Michigan law.

                  YOU CAN TAKE SOME IMMEDIATE STEPS TO HELP OBTAIN THE MAXIMUM VALUE FOR YOUR SHARES:

                  (1) SIGN, DATE AND RETURN YOUR GOLD PROXY CARD TODAY, VOTING FOR THE ELECTION OF THE PURCHASER NOMINEES; AND

                  (2) SIGN, DATE AND RETURN YOUR GOLD PROXY CARD TODAY, VOTING FOR THE APPROVAL OF THE EXCESS SHARE PROPOSAL; AND

                  (3) MAKE YOUR VIEWS KNOWN TO THE COMPANY BOARD.

                  BY TAKING THESE STEPS, YOU WILL FACILITATE THE SATISFACTION OF CERTAIN CONDITIONS TO COMPLETION OF THE OFFER AND SEND THE COMPANY BOARD A CLEAR MESSAGE THAT THEY SHOULD TAKE ALL NECESSARY STEPS TO GIVE THE HOLDERS OF COMMON STOCK THE OPPORTUNITY TO RECEIVE $20 PER SHARE, IN CASH, IN THE OFFER.

                  A vote for the election of the Purchaser Nominees or for the approval of the Excess Share Proposal will not obligate you to tender Shares in the Offer. The Offeror Parties believe that holders of Common Stock should have an opportunity to decide for themselves whether to accept the Offer.

                            THE EXCESS SHARE PROPOSAL

                  THE OFFEROR PARTIES RECOMMEND THAT YOU VOTE "FOR" THE APPROVAL OF THE EXCESS SHARE PROPOSAL.

                  At the 2003 Annual Meeting, the Offeror Parties intend to introduce a proposal to amend, among others, the provisions of Article III,
Section 2, Subsection (d) of the Charter (the "Excess Share Provision") to provide that the Excess Share Provision shall not apply to (a) the Offeror Parties, SPG L.P., Westfield America Limited Partnership, or any other entity all of the equity interests of which are owned, directly or indirectly, individually or collectively, by the Offeror Parties, SPG L.P., and/or Westfield America Limited Partnership or (b) any securities of the Company held or acquired by the Offeror Parties, SPG L.P., Westfield America Limited Partnership, or any other entity all of the equity interests of which are owned, directly or indirectly, individually or collectively, by the Offeror Parties, SPG L.P., and/or Westfield America Limited Partnership. Completion of the Offer is conditioned upon the Purchaser being satisfied, in its sole discretion, that the Excess Share Provision has been amended or waived in such manner that will permit the Purchaser to purchase all of the Shares tendered pursuant to the Offer without triggering the Excess Share Provision.

                  The Excess Share Provision currently prohibits any person or entity, subject to certain specified exceptions, from owning greater than 8.23% of the total aggregate value (calculated according to the most recent closing price of the Shares on the New York Stock Exchange (the "NYSE") or, if unavailable, by the Company Board in its good faith determination) of the outstanding capital stock (the

"Ownership Limit"), which includes all outstanding Common Stock and preferred stock of the Company; provided, however, that "look-through entities" may receive an exception granted by the Company Board to increase their Ownership Limit up to 9.9%. Any transfer that would result in any person owning in excess of the Ownership Limit of the aggregate value of the outstanding Common Stock and preferred stock of the Company, is void from the moment of attempted transfer as to the shares of Common Stock and/or preferred stock of the Company that are in excess of the Ownership Limit, and the intended transferee acquires no rights, including voting rights, in such shares. The Company is required to demand transfer of any stock transferred in excess of the Ownership Limit ("Excess Stock") to a designated agent, acting for the benefit of a charitable organization chosen by the Company Board, who will then sell the Excess Stock in an arm's length transaction, and who will also have the exclusive right to vote the stock prior to sale.

                  For a company to qualify as a real estate investment trust, or REIT, under the Code, not more than 50% of the value of the issued and outstanding stock of the company may be owned, directly, or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year other than the first year of the company's qualification as a REIT. Completion of the Offer would not jeopardize the Company's status as a REIT because none of the Offeror Parties would be deemed an individual (as defined in the Code) for purposes of the restriction on concentration of ownership of REITs as described above, nor would more than 50% in value of the Company's outstanding stock be owned, directly or indirectly through attribution rules under the Code, by or for more than 5 such individuals.

                  The Company's Excess Share Provision cannot be waived by the Company Board, absent a Charter amendment, to allow any person to own more than 9.9% of the aggregate value of the Company's outstanding capital stock, subject to certain specified exceptions. Article III, Section 2, Subsection (b) of the Charter provides that actions to be taken by the shareholders of the Company generally require the affirmative vote of two-thirds (2/3) of the company's voting power ("Two-Thirds Shareholder Approval"). Two-Thirds Shareholder Approval is required in order to amend the Excess Share Provision in order to permit the Excess Share Condition to be satisfied. Shares not voted, including "broker non-votes", and shares voted to "abstain" from such vote will have the same effect as voting against approving the Excess Share Proposal.

                  The Offeror Parties believe that the Taubman family holds or controls approximately one-third (1/3) of the voting power of the Company's voting securities, primarily through its ownership of Series B Preferred Stock issued in connection with the 1998 Restructuring, giving the Taubman family an effective veto over any potential takeover. Although the 1998 Restructuring did not deprive the holders of Common Stock of their ability to tender their Shares into the Offer or vote their Shares in connection with matters relating to the Offer or otherwise, the issuance of the Series B Preferred Stock in the 1998 Restructuring to holders of limited partnership interests in Taubman L.P. (including the Taubman family) effectively disenfranchised the holders of Common Stock by giving various members of the Taubman family the ability to exercise a purported effective veto right over significant corporate transactions (including tender offers for the Company's Common Stock, such as the Offer) that affect and could benefit the Shareholders. In 2002, Robert Taubman, the Taubman family and various associates of the Taubman family acted to consolidate this purported effective veto right by giving Robert Taubman the purported ability to control voting rights for shares of Series B Preferred Stock and Common Stock held by members of the Taubman family and certain associates of the Taubman family that together purportedly comprised over one-third (1/3) of the Company's voting power. The Taubman family's purported effective veto right thus arises through the combination of: (i) the voting stake in the Company purportedly exercisable by Robert Taubman and the Taubman family, primarily through the Series B Preferred Stock; (ii) the operation of the Company's Excess Share Provision; and (iii) the Two-Thirds Shareholder Approval required to approve amendments to certain provisions in the Charter and By-Laws.

                  SPG Inc. and the Purchaser, as well as other shareholders of the Company, have commenced litigation regarding the legality of the voting rights of the entire voting stake that SPG Inc. and the Purchaser believe to be held or controlled by the Taubman family and the ability of the Taubman family to vote these shares in order to prevent the Taubman family from, among other things, using its shares to impede an amendment to the Charter which would allow the satisfaction of the Excess Share Condition. On January 28, 2003, the Company announced that Robert Taubman and various associates of the Taubman family had terminated the Voting Agreements. Notwithstanding the termination of these written agreements, SPG Inc. continues to believe that Robert Taubman, the Taubman family and various associates of the Taubman family acted to form a group voting position for the purpose of blocking the Offer in violation of the Michigan Control Share Act, and thus any voting rights with respect to the shares held or controlled by the Taubman family should be invalidated. At a hearing held on March 21, 2003, the Court heard the claims of SPG Inc. and the Purchaser to invalidate the voting rights with respect to the shares held or controlled by the Taubman family, which SPG Inc. and the Purchaser believe comprise 33.6% of the Company's voting power. The Court has not yet issued a ruling on the claims heard at the March 21, 2003 hearing.

                  The Offeror Parties are soliciting your vote in favor of a proposal by SPG Inc. and the Purchaser to amend the Charter to provide that the Excess Share Provision shall not apply to (a) the Offeror Parties, SPG L.P., Westfield America Limited Partnership, or any other entity all of the equity interests of which are owned, directly or indirectly, individually or collectively, by the Offeror Parties, SPG L.P., and/or Westfield America Limited Partnership or (b) any securities of the Company held or acquired by the Offeror Parties, SPG L.P., Westfield America Limited Partnership, or any other entity all of the equity interests of which are owned, directly or indirectly, individually or collectively, by the Offeror Parties, SPG L.P., and/or Westfield America Limited Partnership.

                  The approval of the Excess Share Proposal requires that either
(i) the effective veto power that the Taubman family purports to wield over the Offer is invalidated as described in "The Tender Offer and Accompanying Litigation" or (ii) the Company Board and/or the holders of the Series B Preferred Stock act to remove impediments thereto.

              NOMINATION AND QUORUM REQUIREMENTS; VOTING PROCEDURES

                  The By-Laws require that any Shareholder wishing to nominate persons for election as directors or wishing to present business at an annual meeting of the shareholders must give the Company written notice of any such nominations, together with certain information regarding the nominees and the nominating Shareholder, or information with respect to any such business to be presented. Generally, such notice must be given not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting. In 2002, the Company held its annual meeting on May 30. On March 28, 2003, SPG Inc. and the Purchaser delivered to the Company the notice and information required by the By-Laws with respect to their nomination of the Purchaser Nominees for election at the 2003 Annual Meeting and with respect to their proposal that the Excess Share Proposal be approved at the 2003 Annual Meeting.

                  Pursuant to Article I, Section 1.08 of the By-Laws, election of the Purchaser Nominees to the Company Board requires the affirmative vote of a plurality of the votes cast by the Company shares entitled to vote at the 2003 Annual Meeting, provided that a quorum is present. The presence in person or by proxy of holders of at least a majority of the Company shares entitled to vote at the 2003 Annual Meeting will constitute a quorum. Historically, the Company has considered shares represented at a meeting by proxies reflecting "broker non-votes" or abstentions to be present for purposes of its determination of whether or not a quorum is present at a meeting. The Charter provides that the Common Stock and the Series B Preferred Stock are the only classes of voting shares of the Company. Subject to

SPG Inc.'s and the Purchaser's pending litigation challenging the voting rights of certain shares of Common Stock and Series B Preferred Stock held or controlled by the Taubman family, all outstanding shares of Common Stock and Series B Preferred Stock as of the close of business on the Record Date, which will be set by the Company, will be entitled to vote at the 2003 Annual Meeting. Subject to the foregoing, each share of Common Stock and Series B Preferred Stock will be entitled to one vote for each matter submitted for a vote.

                  Pursuant to Article III, Section 2, Subsection (b) of the Charter, an amendment to the Charter requires the affirmative vote of two-thirds (2/3) of the voting power of the Company, provided that a quorum is present. Information concerning the determination of a quorum with respect to the Excess Share Proposal is set forth in Article I, Section 1.07 of the By-Laws.

                  "Control shares" acquired in a "control share acquisition" subject to the Michigan Control Share Act have only such voting rights as are approved in a resolution adopted by the shareholders and, therefore, cannot be voted on any matters coming before the shareholders, including the Excess Share Proposal, unless and until such shareholder approval is obtained.

                  Based on the Company's Annual Report on Form 10-K for the year ended December 31, 2002, the Company Schedule 14D-9 and Amendment No. 1 to the Preliminary Proxy Statement, as of March 20, 2003, the Offeror Parties believe there were issued and outstanding (i) 52,270,965 Shares, (ii) 31,767,066 shares of Series B Preferred Stock, which shares are convertible into shares of Common Stock at a rate of one share of Common Stock for each 14,000 shares of Series B Preferred Stock, in specified circumstances (with any resulting fractional shares to be redeemed for cash), (iii) 7,185,009 partnership units of Taubman L.P. which have rights of conversion into 7,185,009 shares of Common Stock and
(iv) options to purchase 1,597,783 partnership units of Taubman L.P. Each outstanding option is currently exercisable, and, pursuant to the Charter, each unitholder who is issued a partnership unit of Taubman L.P. (whether upon exercise of an option or otherwise) is also entitled to receive a share of Series B Preferred Stock for a purchase price of $.001 per share.

                  Based on the foregoing and assuming the invalidation of the voting rights of the entire voting stake that SPG Inc. and the Purchaser believe to be held or controlled by the Taubman family (comprised of 25,141,582 shares of Series B Preferred Stock owned by the Taubman family, 501,937 shares of Common Stock owned by the Taubman family (which includes 300,000 shares of Common Stock owned by Robert Taubman and William Taubman as a result of the exercise of certain options), and 885,560 shares of Common Stock and 1,555,178 shares of Series B Preferred Stock subject to the recently terminated Voting Agreements), the Offeror Parties believe that 50,883,468 shares of Common Stock and 5,070,036 shares of Series B Preferred Stock would be eligible to vote in connection with the election of the Purchaser Nominees to the Company Board and the Excess Share Proposal. However, in the event that the voting rights of the entire voting stake that SPG Inc. and the Purchaser believe to be held or controlled by the Taubman family are valid, the Offeror Parties believe that 52,270,965 shares of Common Stock and 31,767,066 shares of Series B Preferred Stock would be eligible to vote in connection with the election of the Purchaser Nominees to the Company Board and the Excess Share Proposal.

                  The accompanying GOLD proxy card will be voted in accordance with the Shareholder's instructions on such GOLD proxy card. Shareholders may vote for the election of the entire slate of Purchaser Nominees or may withhold their votes by marking the proper box on the GOLD proxy card. Shareholders may also withhold their votes from any one or more of the Purchaser Nominees by marking the proper box and writing the name of any such nominee in the space provided on the GOLD proxy card. Notwithstanding the foregoing, the Offeror Parties urge Shareholders to vote for all of the Purchaser Nominees on the enclosed GOLD proxy card. If you return the GOLD proxy card but no direction is given, the enclosed GOLD proxy card will be voted for the election of all of the Purchaser Nominees.

                  The Offeror Parties believe that the Purchaser Nominees will act in the best interests of all Shareholders, including holders of the Common Stock, in accordance with Michigan law. Even if all of the Purchaser Nominees are elected to the Company Board, they will not, acting alone, have the power to direct actions of the Company since they will constitute less than a majority of the Company Board. However, the Offeror Parties believe that election of the Purchaser Nominees, who will represent the interests of the holders of the Common Stock in an independent and unbiased manner, will facilitate the elimination of certain impediments to the completion of the Offer.

                  ELECTION OF DIRECTORS IS BY PLURALITY VOTE. SHARES NOT VOTED, INCLUDING "BROKER NON-VOTES," AND SHARES VOTED TO "ABSTAIN" FROM SUCH VOTE WILL NOT BE TAKEN INTO ACCOUNT IN DETERMINING THE OUTCOME OF THE ELECTION OF DIRECTORS.

                  A VOTE "FOR" THE PURCHASER NOMINEES OR "FOR" THE APPROVAL OF THE EXCESS SHARE PROPOSAL WILL NOT OBLIGATE YOU TO TENDER YOUR SHARES OF COMMON STOCK IN THE OFFER, NOR IS THE GRANT OF A PROXY TO THE OFFEROR PARTIES A CONDITION TO TENDERING SHARES IN THE OFFER. BY VOTING "FOR" THE PURCHASER NOMINEES, SHAREHOLDERS HAVE THE OPPORTUNITY TO ELECT DIRECTORS WHOM THE OFFEROR PARTIES BELIEVE WOULD CONSIDER THE OFFER IN LIGHT OF ALL RELEVANT FACTS AND CIRCUMSTANCES.

                  THE OFFEROR PARTIES STRONGLY RECOMMEND A VOTE "FOR" THE PURCHASER NOMINEES.

                  The accompanying GOLD proxy card will be voted in accordance with the Shareholder's instructions on such GOLD proxy card. Shareholders may vote for the approval of the Excess Share Proposal or may withhold their votes by marking the proper box on the GOLD proxy card. Notwithstanding the foregoing, the Offeror Parties urge Shareholders to vote for the approval of the Excess Share Proposal on the enclosed GOLD proxy card. If you return the GOLD proxy card but no direction is given, the enclosed GOLD proxy card will be voted for the approval of the Excess Share Proposal.

                  APPROVAL OF THE EXCESS SHARE PROPOSAL REQUIRES THE AFFIRMATIVE VOTE OF TWO-THIRDS (2/3) OF THE COMPANY'S VOTING POWER. SHARES NOT VOTED, INCLUDING "BROKER NON-VOTES", AND SHARES VOTED TO "ABSTAIN" FROM SUCH VOTE WILL HAVE THE SAME EFFECT AS VOTING AGAINST APPROVAL OF THE EXCESS SHARE PROPOSAL.

                  THE OFFEROR PARTIES STRONGLY RECOMMEND A VOTE "FOR" THE APPROVAL OF THE EXCESS SHARE PROPOSAL.

                               VOTING YOUR SHARES

                  WHETHER OR NOT YOU PLAN TO ATTEND THE 2003 ANNUAL MEETING, WE URGE YOU TO VOTE "FOR" THE ELECTION OF THE PURCHASER NOMINEES AND "FOR" THE APPROVAL OF THE EXCESS SHARE PROPOSAL BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY.

                  YOU MAY VOTE ON THE GOLD PROXY CARD EVEN IF YOU HAVE PREVIOUSLY VOTED A PROXY PROVIDED TO YOU BY THE COMPANY BOARD. YOU

HAVE EVERY LEGAL RIGHT TO CHANGE YOUR VOTE--ONLY YOUR LATEST-DATED PROXY COUNTS.

                  IF YOU HOLD YOUR SHARES IN THE NAME OF ONE OR MORE BROKERAGE FIRMS, BANKS OR NOMINEES, ONLY THEY CAN EXERCISE VOTING RIGHTS WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, IT IS CRITICAL THAT YOU PROMPTLY CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS TO VOTE THE GOLD PROXY CARD FOR THE ELECTION OF THE PURCHASER NOMINEES AND APPROVAL OF THE EXCESS SHARE PROPOSAL.

                  EXECUTION AND DELIVERY OF A PROXY BY A RECORD HOLDER OF SHARES WILL BE PRESUMED TO BE A PROXY WITH RESPECT TO ALL SHARES HELD BY SUCH RECORD HOLDER UNLESS THE PROXY SPECIFIES OTHERWISE.

                  ONLY SHAREHOLDERS OF RECORD AS OF THE RECORD DATE WILL BE ENTITLED TO VOTE. IF YOU ARE A SHAREHOLDER OF RECORD AT THE CLOSE OF BUSINESS ON THE RECORD DATE, YOU WILL RETAIN YOUR VOTING RIGHTS FOR THE 2003 ANNUAL MEETING EVEN IF YOU SELL YOUR SHARES AFTER THE RECORD DATE. ALSO, THE TENDER OF YOUR SHARES OF COMMON STOCK PURSUANT TO THE OFFER DOES NOT CONSTITUTE THE GRANT TO THE PURCHASER OF A PROXY OR ANY VOTING RIGHTS WITH RESPECT TO THE TENDERED SHARES UNTIL SUCH TIME AS SUCH SHARES ARE ACCEPTED FOR PAYMENT BY THE PURCHASER. ACCORDINGLY, IT IS IMPORTANT THAT YOU VOTE THE SHARES HELD BY YOU ON THE RECORD DATE, OR GRANT A PROXY TO VOTE SUCH SHARES ON THE GOLD PROXY CARD, EVEN IF YOU HAVE TENDERED YOUR SHARES INTO THE OFFER OR IF YOU SELL OR TENDER YOUR SHARES OF COMMON STOCK AFTER THE RECORD DATE.

                  YOUR PROXY IS IMMEDIATELY REVOCABLE, AND YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO ITS EXERCISE BY ATTENDING THE 2003 ANNUAL MEETING AND VOTING IN PERSON (ALTHOUGH ATTENDANCE AT THE 2003 ANNUAL MEETING WILL NOT IN AND OF ITSELF CONSTITUTE REVOCATION OF A PROXY), BY GIVING ORAL NOTICE OF REVOCATION OF YOUR PROXY AT THE 2003 ANNUAL MEETING, OR BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A DULY EXECUTED PROXY RELATING TO THE MATTERS TO BE CONSIDERED AT THE 2003 ANNUAL MEETING AND BEARING A LATER DATE TO THE SECRETARY OF THE COMPANY AT 200 EAST LONG LAKE ROAD, SUITE 300 P.O. BOX 200, BLOOMFIELD HILLS, MICHIGAN 48303. UNLESS REVOKED IN THE MANNER SET FORTH ABOVE, PROXIES IN THE FORM ENCLOSED WILL BE VOTED AT THE 2003 ANNUAL MEETING FOR THE ELECTION OF DIRECTORS AND FOR THE APPROVAL OF THE EXCESS SHARE PROPOSAL IN ACCORDANCE WITH YOUR INSTRUCTIONS. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH PROXIES WILL BE VOTED FOR THE ELECTION OF THE PURCHASER NOMINEES (INCLUDING ANY SUBSTITUTES IF ANY NOMINEE IS UNABLE TO SERVE OR FOR GOOD REASON WILL NOT SERVE) AND FOR THE APPROVAL OF THE EXCESS SHARE PROPOSAL. IF ANY OTHER MATTERS ARE PROPERLY BROUGHT BEFORE THE 2003 ANNUAL MEETING, SUCH PROXIES WILL BE VOTED ON SUCH MATTERS AS THE PURCHASER AND SPG INC., IN THEIR SOLE DISCRETION AND CONSISTENT WITH THE FEDERAL PROXY RULES, MAY DETERMINE.

                             YOUR VOTE IS IMPORTANT

                  Whether or not you plan to attend the 2003 Annual Meeting, the Offeror Parties urge you to vote FOR the Purchaser Nominees and FOR the approval of the Excess Share Proposal by so indicating on the accompanying GOLD proxy card and immediately mailing it in the enclosed postage paid envelope. You may revoke your proxy at any time before it is voted at the 2003 Annual Meeting by delivering a written notice of revocation or a later dated proxy for the 2003 Annual Meeting to the Company, 200 East Long Lake Road, Suite 300, P.O. Box 200, Bloomfield Hills, Michigan 48303-0200, Attn: Secretary. Although a revocation will be effective if delivered only to the Company, we request that you please also send a copy of any such notice of revocation or later dated proxy to the Offeror Parties, c/o MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016.

                  Any abstention from voting on a proxy which has not been revoked will count as a vote withheld, but will be included in computing the number of shares of the Company's voting stock present for purposes of determining whether a quorum is present at the annual meeting. If a broker indicates on a proxy which has not been revoked that it does not have discretionary authority to vote the shares subject to the proxy (a so-called "broker non-vote"), the shares represented by that proxy will also be considered present for purposes of determining the presence of a quorum at the annual meeting but will not entitled to vote with respect to the applicable proposal (and thus a broker non-vote will also have the same practical effect as a "no" vote on such proposal).

                  If the Offeror Parties should terminate, or materially amend the terms of, the Offer prior to the 2003 Annual Meeting, the Offeror Parties will disseminate information regarding such changes to the Company's shareholders and, in appropriate circumstances, will provide the Company's shareholders with a reasonable opportunity to revoke their proxies prior to the 2003 Annual Meeting.

                  This Proxy Statement is not being delivered pursuant to the provisions of the Michigan Control Share Act, and shall not, and is not intended to, be construed as an acquiring person statement or a request for a control share annual meeting. The By-Laws provide that the Michigan Control Share Act does not apply to the Company.

                  If you have any questions about the voting of Shares please call:

                         [MACKENZIE PARTNERS, INC. LOGO]
                               105 MADISON AVENUE
                            NEW YORK, NEW YORK 10016

                          CALL COLLECT: (212) 929-5500
                                       OR
                         CALL TOLL-FREE: (800) 322-2885
                               FAX: (212) 929-0308

                         INFORMATION ABOUT PARTICIPANTS

                  SPG Inc. is a self-administered and self-managed REIT under the Code. SPG L.P. is a subsidiary, and the primary operating partnership, of SPG Inc. SPG L.P. is engaged primarily in the ownership, development, management, leasing, acquisition, and expansion of income-producing properties, primarily regional malls and community shopping centers. Through its affiliated management companies, SPG L.P. provides architectural, design, construction and other services to the properties SPG Inc. owns or in which SPG Inc. holds an interest, as well as to certain other regional malls and community shopping centers owned by third parties. SPG Inc. and SPG L.P. own or hold an interest in 242 income-producing properties in the United States, which consist of regional malls, community shopping centers, specialty retail centers and office and mixed-use properties in 36 states. SPG Inc. and SPG L.P. also own an interest in five parcels of land held for future development. In addition, SPG Inc. and SPG L.P. have ownership interests in eight additional retail real estate properties operating in Europe and Canada. SPG Inc.'s principal executive offices are located at National City Center, 115 West Washington Street, Suite 15 East, Indianapolis, IN 46204, and its telephone number is (317) 636-1600.

                  SPG Inc. is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. SPG Inc.'s filings are also available to the public free of charge on the Commission's website (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of many of the items filed with the Commission and other information concerning SPG Inc. are available for inspection at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

                  The Purchaser is a Delaware corporation organized in November 2002 and a wholly owned direct subsidiary of SPG Inc., with its principal offices located at National City Center, 115 West Washington Street, Suite 15 East, Indianapolis, IN 46204. The telephone number of the Purchaser is (317) 636-1600. The Purchaser has not carried on any activities other than in connection with the Offer and the solicitation of proxies from the Company's shareholders.

                  The Purchaser is not subject to the informational filing requirements of the Exchange Act, and, accordingly, it does not file reports or other information with the Commission relating to its business, financial condition and other matters.

                  As of the date of this Proxy Statement, SPG Inc. and the Purchaser owned 11,000 Shares, in the aggregate. On November 15, 2002, SPG Inc. purchased 1,000 Shares at a purchase price of $16.90 per share in open market transactions. On November 27, 2002, the Purchaser purchased 5,500 Shares at a purchase price of $16.20 per share in open market transactions. Additionally, on November 27, 2002, SPG Inc. purchased 2,700 Shares at a purchase price of $16.20 per Share and 1,800 Shares at a purchase price of $16.09 per Share, each in open market transactions.

                  WEA is a real estate investment trust specializing in enclosed shopping centers. WEA has interests in 63 major shopping centers in the United States branded as "Westfield Shoppingtowns". WEA's portfolio of Westfield Shoppingtowns includes clusters of shopping centers in major markets in the East Coast, Midwest and West Coast. WEA has shopping centers in 14 states, comprising
64.0 million square feet of retail space. WEA's principal executive offices are located at 11601 Wilshire Boulevard, 12th Floor, Los Angeles, California 90025, and its telephone number is (310) 478-4456.

                  WEA is controlled by Westfield America Trust, an Australian publicly traded unit trust. Westfield America Trust is listed on the Australian Stock Exchange and is currently the second largest property trust listed on the Australian Stock Exchange. Westfield America Trust's sole investment is a 74.7% economic interest in WEA. Westfield America Management Limited ("WAML") is the responsible entity and trustee of Westfield America Trust. WAML is a wholly owned subsidiary of Westfield Holdings Limited, an Australian company listed on the Australian Stock Exchange.

                  WEA is not subject to the informational filing requirements of the Exchange Act, and, accordingly, it does not file reports or other information with the Commission relating to its business, financial condition and other matters.

                  As of the date of this Proxy Statement, WEA did not own any Shares.

                  Information regarding directors, executive officers and employees of the Offeror Parties and other representatives of the Offeror Parties who may solicit proxies or assist in the solicitation of proxies is set forth on Schedule I hereto.

                  To the extent the matters to be acted upon at the 2003 Annual Meeting may have an effect on the completion of the Offer, the Offeror Parties may be deemed to have an interest in such matters as a result of (1) the collective ownership by SPG Inc. and the Purchaser of 11,000 Shares, (2) the Offeror Parties being participants in the Offer and (3) the Purchaser being a proposed party to the Proposed Merger.

                  Except as set forth in this Proxy Statement, none of the Offeror Parties or, to the knowledge of the Offeror Parties, any of the individuals identified in Schedule I, the Purchaser Nominees, or any associates or immediate family members of the foregoing persons, has had a direct or indirect material interest in any transaction or series of similar transactions since January 1, 2002, or any currently proposed transaction or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000.

                  Except as set forth in this Proxy Statement, none of the Offeror Parties or, to the knowledge of the Offeror Parties, any of the individuals identified in Schedule I, the Purchaser Nominees, or any associates of the foregoing persons, has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

                  Except for the Offer, the Offeror Parties are not aware of any arrangements that may result in a change of control of the Company.

                CERTAIN TRANSACTIONS BETWEEN THE OFFEROR PARTIES
                                 AND THE COMPANY

                  Certain affiliates of SPG Inc., WEA and the Company, along with certain other entities, were members in MerchantWired, LLC, a limited liability company formed for the purpose of providing high-speed broadband networks to retailers for retail stores throughout the United States. As of September 2002, the members of MerchantWired elected to discontinue operations.

                  In September 2000, certain affiliates of SPG Inc. and the Company, along with certain other real estate companies, formed Constellation Real Technologies, LLC for the purpose of incubating or acquiring real estate related internet, e-commerce or telecommunications enterprises. Currently, the only significant business investment of this entity is in FacilityPro, a service provider to the real estate industry.

                  Certain affiliates of SPG Inc. and the Company, along with an affiliate of The Mills Corporation, a publicly traded REIT, were each partners in the Arizona Mills shopping center property, which is located in Phoenix, Arizona. In the first quarter of 2002, the Company and The Mills Corporation affiliate acquired the SPG Inc. affiliate's partnership interest in the Arizona Mills shopping center property for cash. Venable LLP, the law firm in which Mr. Civiletti, one of the Purchaser Nominees, is a partner, represents The Mills Corporation in connection with certain legal matters.

                             SOLICITATION OF PROXIES

                  Proxies will be solicited by mail, electronic mail, telephone, facsimile or telegram, in person and by advertisement. Information regarding directors, executive officers and employees of the Offeror Parties and other representatives of the Offeror Parties who may solicit proxies or assist in the solicitation of proxies is set forth on Schedule I hereto. Except as set forth herein, none of the Offeror Parties, or to the best knowledge of the Offeror Parties, any of the Purchaser Nominees or the persons listed in Schedule I hereto, has any substantial interest in any matter to be acted upon at the 2003 Annual Meeting.

                  SPG Inc. has retained MacKenzie Partners for solicitation and advisory services in connection with the solicitation of proxies in connection with the 2003 Annual Meeting. MacKenzie Partners will be paid reasonable and customary compensation and will be reimbursed for certain reasonable out-of-pocket expenses for acting (a) as solicitor in connection with this Proxy Statement and (b) as Information Agent in connection with the Offer. MacKenzie Partners may also receive additional reasonable and customary compensation for providing additional advisory services in connection with the solicitation of proxies in connection with the 2003 Annual Meeting. SPG Inc. has also agreed to indemnify MacKenzie Partners against certain liabilities and expenses, including liabilities and expenses under U.S. state and federal securities laws. Approximately 75 employees of MacKenzie Partners will assist in the solicitation proxies from individuals, brokers, banks, bank nominees and other institutional holders.

                            ------------------------

                  SPG Inc. has retained Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") to act as the dealer manager and as exclusive financial advisor to it in connection with the Offer. SPG Inc. has agreed to pay Merrill Lynch reasonable and customary compensation for these services and reimburse Merrill Lynch (in its capacity as dealer manager and exclusive financial advisor) for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its outside counsel, incurred in connection with its engagement, and will indemnify Merrill Lynch and certain related persons against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. Merrill Lynch is also acting as exclusive financial advisor to WEA in connection with the Offer. WEA has agreed to indemnify Merrill Lynch and certain related persons against certain liabilities and expenses, including liabilities under the federal securities laws. At any time, Merrill Lynch and its affiliates may actively trade the debt and equity securities of SPG Inc., WEA and their respective affiliates and the Company and its affiliates for their own account or for the accounts of customers and, accordingly, may hold a long or short position in those securities. Merrill Lynch and its affiliates render various financing, investment banking and other advisory services to SPG Inc., WEA and their respective affiliates and are expected to continue to render such services, for which they have received and expect to continue to receive customary compensation from SPG Inc., WEA and their respective affiliates.

                    The entire expense of soliciting proxies on behalf of the Offeror Parties for the 2003 Annual Meeting is being borne by the Offeror Parties. The Offeror Parties will not seek reimbursement for such expenses from the Company. Costs of this solicitation of proxies (excluding costs relating to the Offer) are expected to be approximately $_______. Total costs incurred to date in furtherance of or in connection with the solicitation of proxies (excluding costs relating to the Offer) are approximately $_______.

                  OTHER MATTERS AND ADDITIONAL INFORMATION

                  The Offeror Parties are not aware of any other substantive matter to be considered at the 2003 Annual Meeting. However, if any other matter properly comes before the 2003 Annual Meeting, the Offeror Parties will vote all proxies held by them in accordance with their best judgment and consistent with the federal proxy rules.

                  The information concerning the Company contained in this Proxy Statement has been taken from or is based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. None of the Offeror Parties, their respective affiliates, Merrill Lynch, MacKenzie Partners or Computershare Investor Services ("Computershare"), the depositary for the Offer, has received any representations from the Company regarding any information contained in such documents or records or the completeness or accuracy of any such information, and none of the Offeror Parties, their respective affiliates, Merrill Lynch, MacKenzie Partners or Computershare generally has access to a means of obtaining independently verified information, or themselves verifying any such information, concerning the Company. None of the Offeror Parties, their respective affiliates, Merrill Lynch, MacKenzie Partners or Computershare take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror Parties, their respective affiliates, Merrill Lynch, MacKenzie Partners or Computershare, except to the extent required by law.

                  According to its Form 10-K for the year ended December 31, 2002, the Company was incorporated in the State of Michigan in 1973 and shares of the Company were first issued to the public in 1992. The principal executive offices of the Company are located at 200 East Long Lake Road, Suite 300, P.O. Box 200, Bloomfield Hills, Michigan 48303 and its telephone number is (248) 258-6800.

                  According to its Form 10-K for the year ended December 31, 2002, the Company is a REIT under the Code and is the general partner of Taubman L.P. Taubman L.P. is an operating subsidiary that engages in the ownership, management, leasing, acquisition, development, and expansion of regional retail shopping centers and interests therein.

                  The Company is subject to the informational filing requirements of the Exchange Act, and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. The Company's filings with the Commission are also available to the public without charge on the Commission's website (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of many of the items filed with the Commission and other information concerning the Company are available for inspection at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

                  Shareholders will have no dissenters' rights with respect to the election of directors or the approval of the Excess Share Proposal at the 2003 Annual Meeting.

              CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS

                  Except as set forth in this Proxy Statement and in the Offer to Purchase and the Supplement, based on its review of publicly available filings by the Company with the Commission and other publicly available information regarding the Company, the Offeror Parties are not aware of any licenses or regulatory permits that would be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares (and the indirect acquisition of equity interests in the Company's subsidiaries) by the Purchaser pursuant to the Offer as contemplated by the Offer to Purchase, the Supplement and the related revised Letter of Transmittal, or, except to the extent required by any foreign regulatory authorities, any filings, approvals or other actions by or with any domestic, foreign or supranational governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Shares (or the indirect acquisition of the stock of the Company's subsidiaries) by the Purchaser pursuant to the Offer as contemplated by the Offer to Purchase, the Supplement and the related revised Letter of Transmittal. Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's business, or that certain parts of the Company's or the Offeror Parties' businesses might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action or in the event that such approvals were not obtained or such actions were not taken. The Purchaser does not presently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the receipt of any such approval or the taking of any such action (subject to the Purchaser's right to delay or decline to purchase Shares if any of the conditions described in the Offer to Purchase, the Supplement and the related revised Letter of Transmittal shall have occurred).

                  ANTITRUST. The acquisitions of Shares pursuant to the Offer are exempt from the pre-merger notification and reporting obligations under the Hart-Scott-Rodino Antitrust Improvements Act, although the Offer is subject to substantive federal antitrust laws. Based upon information filed by the Company with the Commission, the Offeror Parties do not believe that the Offer would be anti-competitive or otherwise contrary to substantive federal antitrust laws.

                  STATE ANTI-TAKEOVER LAWS. A number of states (including Michigan, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, security holders, principal executive offices or principal places of business therein. The implications of such laws for the Offer are described in the Offer to Purchase and the Supplement.

                  Except as set forth above and in the Offer to Purchase and the Supplement, the Offeror Parties are not aware of any filings, approvals or other actions by or with any federal or state governmental authority or administrative or regulatory agency that would be required prior to the acquisition of the Shares (or the indirect acquisition of the stock of the Company's subsidiaries) by the Purchaser pursuant to the Offer.

                  SHAREHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

                  According to the Company's proxy statement relating to its 2002 Annual Meeting of Shareholders, any notice of a qualified shareholder submitting a proposal to be included in the Company's proxy statement for its 2003 Annual Meeting of Shareholders must have been in proper form and must have been received by the Company no later than December 10, 2002.

                  As of the date hereof, the Company has not disclosed the dates prior to which notices of nominations for election to the Company Board or Shareholder proposals in respect of the Company's 2004 annual meeting of Shareholders must be delivered to the Company. The Offeror Parties believe that, in determining these dates, the following principles will apply:

                  - Under Rule 14a-8 promulgated under the Exchange Act, in order for Shareholder proposals to be considered for inclusion in the Company's proxy statement for the 2004 annual meeting of Shareholders, such proposals must be received by the Secretary of the Company at 200 East Long Lake Road, Suite 300, P.O. Box 200, Bloomfield Hills, Michigan 48303-0200, not less than 120 calendar days prior to the date of the proxy statement released by the Company in connection with the 2003 Annual Meeting. If an annual meeting is not held in 2003 or the date of the 2004 annual meeting varies by more than 30 days from the date of the 2003 Annual Meeting, the Company will be required to establish a deadline a reasonable time prior to printing and mailing its proxy materials for the 2004 annual meeting.

                  - Under Section 1.06(A) of the By-Laws, for notices of nominations or other business to be properly brought before an annual meeting, notice must be given not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from such anniversary date, notice by the Shareholder to be timely must be delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

                  Further information regarding the applicable dates for nominations of directors and Shareholder proposals will be contained in the Company's proxy statement for the 2003 Annual Meeting.

                                    * * * * *

                  PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD PROMPTLY. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. BY SIGNING AND MAILING THE ENCLOSED PROXY CARD, ANY PROXY PREVIOUSLY SIGNED BY YOU RELATING TO THE SUBJECT MATTER HEREOF WILL BE AUTOMATICALLY REVOKED.

                  This Proxy Statement is neither a request for the tender of Shares nor an offer with respect thereto. The Offer is made only by means of the Offer to Purchase, the Supplement and the related revised Letter of Transmittal.

                  By voting for the election of the Purchaser Nominees and/or the approval of the Excess Share Proposal, a Shareholder is not required to tender Shares in the Offer and would not be prohibited from later voting against a proposed business combination with the Purchaser.

SIMON PROPERTY GROUP, INC.
SIMON PROPERTY ACQUISITIONS, INC.
WESTFIELD AMERICA, INC.
Dated: ______ __, 2003

                                   SCHEDULE I

                    INFORMATION CONCERNING THE DIRECTORS AND
                         EXECUTIVE OFFICERS OF SPG INC.

                  The following table sets forth the name of each director and executive officer of SPG Inc. who may also assist MacKenzie Partners in soliciting proxies from the Company's shareholders. Unless otherwise noted, each person's business address is c/o Simon Property Group, Inc., National City Center, 115 West Washington Street, Indianapolis, Indiana 46204. None of the officers, directors or employees of SPG Inc. set forth in the table below will receive compensation for soliciting proxies other than their ordinary compensation as an officer, director or employee, as the case may be.

                  DIRECTORS AND EXECUTIVE OFFICERS OF SPG INC.

NAME                                          AGE    TITLE
----                                          ---    -----
Birch Bayh..................................   75    Director
Melvyn E. Bergstein.........................   60    Director
Hans C. Mautner.............................   65    Vice Chairman of the Board
G. William Miller...........................   77    Director
J. Albert Smith, Jr.........................   62    Director
Pieter S. van den Berg......................   56    Director
Philip J. Ward..............................   54    Director
Melvin Simon................................   76    Co-Chairman of the Board
Herbert Simon...............................   68    Co-Chairman of the Board
David Simon.................................   41    Chief Executive Officer and Director
Richard S. Sokolov..........................   53    President, Chief Operating Officer and Director
Fredrick W. Petri...........................   56    Director
M. Denise DeBartolo York....................   52    Director
Gary L. Lewis...............................   44    Executive Vice President - Leasing
Stephen E. Sterrett.........................   47    Executive Vice President - Chief Financial Officer
John Rulli..................................   46    Executive Vice President and Chief Administrative
                                                     Officer
J. Scott Mumphrey...........................   51    Executive Vice President - Property Management
James M. Barkley............................   51    General Counsel and Secretary
Andrew A. Juster............................   50    Senior Vice President and Treasurer
Shelly J. Doran.............................   44    Vice President - Investor Relations

                      INFORMATION CONCERNING THE DIRECTORS
                          AND EXECUTIVE OFFICERS OF WEA

                  The following table sets forth the name of each director and executive officer of WEA who may also assist MacKenzie Partners in soliciting proxies from the Company's shareholders. Unless otherwise noted, each person's business address is c/o Westfield America, Inc., 11601 Wilshire Boulevard, 12th Floor, Los Angeles, California 90025. None of the officers, directors or employees of WEA set forth in the table below will receive compensation for soliciting proxies other than their ordinary compensation as an officer, director or employee, as the case may be.

                     DIRECTORS AND EXECUTIVE OFFICERS OF WEA

NAME                                            AGE   TITLE
----                                            ---   -----
Peter S. Lowy...............................    44    Director; President and Chief Executive Officer
Richard E. Green............................    60    Director; Vice Chairman of Operations
Mark A. Stefanek............................    48    Director; Chief Financial Officer and Treasurer
Peter R. Schwartz...........................    43    Senior Executive Vice President
Dimitri Vazelakis...........................    49    Executive Vice President
John Schroder...............................    39    Executive Vice President
Randall J. Smith............................    53    Executive Vice President
Roger D. Burghdorf..........................    55    Executive Vice President

                                   SCHEDULE II

                      PRINCIPAL SHAREHOLDERS OF THE COMPANY

                  Set forth below is information regarding the Common Stock and the Series B Preferred Stock owned by persons owning more than 5% of the total number of shares of Common Stock or Series B Preferred Stock. Except as otherwise indicated elsewhere in this Schedule II, such information is derived from (i) Amendment No. 1 to the Preliminary Proxy Statement filed on February 25, 2003, (ii) the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (the "2002 Annual Report"), (iii) the Schedule 13D of Robert
S. Taubman and the other reporting persons listed therein, filed on January 18, 2000, amended by an Amendment No. 1 to Schedule 13D, dated November 14, 2002 and an Amendment No. 2 to Schedule 13D, dated January 28, 2003 (the "Taubman Family
Schedule 13D") and (iv) the Company Schedule 14D-9. All percentages set forth below are based on 52,270,965 shares of Common Stock outstanding as of March 20, 2003, based on the 2002 Annual Report and 31,767,066 shares of Series B Preferred Stock outstanding as of February 19, 2003, based on Amendment No. 1 to the Preliminary Proxy Statement.

                  According to the Charter, the Series B Preferred Stock generally votes with the Common Stock on all matters. As described above under "The Tender Offer and Accompanying Litigation," however, SPG Inc. and the Purchaser, as well as other shareholders of the Company, have commenced litigation challenging the legality of the voting rights of the shares held or controlled by the Taubman family, in whole or in part, and the ability of the Taubman family to vote these shares. According to the Company's public filings, the 31,767,066 outstanding shares of Series B Preferred Stock are convertible into shares of Common Stock at a rate of one share of Common Stock for each 14,000 shares of Series B Preferred Stock, in specified circumstances (any resulting fractional shares will be redeemed for cash). Common Stock figures shown below assume that outstanding shares of Series B Preferred Stock are not converted into Common Stock.

                  Based on information reported in or derived from the 2002 Annual Report and Amendment No. 1 to the Preliminary Proxy Statement, SPG Inc. and the Purchaser believe that certain holders of partnership interests ("Units of Partnership Interests" or "Units") in The Taubman Realty Group Limited Partnership ("TRG") have the ability to convert 7,185,009 Units into an equal number of shares of Common Stock. Common Stock figures shown below assume that outstanding Units are not converted into shares of Common Stock. According to the 2002 Annual Report, SPG Inc. and the Purchaser believe that there are options to purchase 1,597,783 Units outstanding (each of which entitles the holder thereof to purchase one Unit which, in turn, is convertible into one share of Common Stock). Common Stock figures shown below assume that outstanding options to purchase Units are not exercised.

------------------------------------------------------------------------------------------------------------------------------
                                                               Shares of
                                 Shares of                     Series B
                                   Common                      Preferred
                                   Stock                         Stock         Percent of     Total Shares
     Name and Address of        Beneficially   Percent of    Beneficially       Series B      Beneficially    Percent of
       Beneficial Owner            Owned      Common Stock       Owned       Preferred Stock      Owned      Total Shares
------------------------------------------------------------------------------------------------------------------------------
A. Alfred Taubman
1820 S. Ocean Blvd.
South Palm Beach,
Florida 33480                   186,937 (1)        *        24,582,057 (2)        77.4%          24,768,994      29.5%
------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                                               Shares of
                                 Shares of                     Series B
                                   Common                      Preferred
                                   Stock                         Stock         Percent of     Total Shares
     Name and Address of        Beneficially   Percent of    Beneficially       Series B      Beneficially    Percent of
       Beneficial Owner            Owned      Common Stock       Owned       Preferred Stock      Owned      Total Shares
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley, Dean
Witter, & Co.

Morgan Stanley Dean Witter
Asset Management, Inc.
1585 Broadway
New York, NY 10036             5,325,013(3)      10.2%                    0        N/A            5,325,013      6.3%
------------------------------------------------------------------------------------------------------------------------------
Security Capital Group
Incorporated

Security Capital Research
Management Incorporated
11 South LaSalle Suite 200
Chicago, IL 60603                  5,002,220      9.6%                    0        N/A            5,002,220      6.0%
------------------------------------------------------------------------------------------------------------------------------
LaSalle Investment
Management, Inc.

LaSalle Investment Management
(Securities), L.P. 200 East
Randolph Drive Chicago,
Illinois 60601                  4,253,350(4)      8.1%                    0        N/A            4,253,350      5.1%
------------------------------------------------------------------------------------------------------------------------------
Cohen & Steers Capital
Management, Inc.
757 Third Avenue
New York, NY 10017                 3,216,375      6.2%                    0        N/A            3,216,375      3.8%
------------------------------------------------------------------------------------------------------------------------------
Deutsche Bank AG

Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany        3,169,974      6.1%                    0        N/A            3,169,974      3.8%
------------------------------------------------------------------------------------------------------------------------------

---------------------

*        less than 1%

(1) Based on information set forth in Amendment No. 1 to the Preliminary Proxy Statement, includes 100 shares of Common Stock owned by Mr. A. Taubman's revocable trust and 186,837 shares of Common Stock held by TRA Partners ("TRAP"). Mr. A. Taubman's trust is the managing general partner of TRAP and has the sole authority to vote and dispose of the Common Stock held by TRAP. Mr. A. Taubman disclaims any beneficial ownership of the Common Stock held by TRAP and the other entities discussed in footnote (2) below beyond his pecuniary interest in the entities that own the securities.

(2) Based on information set forth in Amendment No. 1 to the Preliminary Proxy Statement, shares of Series B Preferred Stock are owned by Mr. A. Taubman in the same manner and in the same amounts as the Units of Partnership Interest (which Units are NOT convertible into shares of Common Stock pursuant to the Second Amended and Restated Continuing Offer, effective as of May 11, 2000, by the Company to certain holders of Units) held by Mr. A. Taubman as described below.

         Mr. A. Taubman's holdings of Units of Partnership Interests consist of 9,875 Units of Partnership Interest held by Mr. A. Taubman's trust, 17,699,879 Units of Partnership Interest owned by TRAP, 11,011 Units of Partnership Interest owned by Taubman Realty Ventures ("TRV"), of which Mr. A. Taubman's trust is the managing general partner, and 1,975 Units of Partnership Interest held by Taub-Co Management, Inc. ("Taub-Co"). Because, according to Amendment No. 1 to the Preliminary Proxy Statement, the sole holder of voting shares of Taub-Co is Taub-Co Holdings Limited Partnership, of which Mr. A. Taubman's trust is the managing general partner, Mr. A. Taubman may be deemed to be the beneficial owner of the Units of Partnership Interest held by Taub-Co. According to Amendment No. 1 to the Preliminary Proxy Statement, Mr. A. Taubman disclaims beneficial ownership of any Units held by Taub-Co beyond his pecuniary interest in Taub-Co. Also includes 6,327,098 Units of Partnership Interest owned by TG Partners Limited Partnership ("TG Partners"), 445,191 Units held by a subsidiary of TG Partners (such subsidiary and TG Partners are collectively referred to as "TG") and 87,028 Units of Partnership Interest which are held by Courtney Lord, the Company's Senior Vice President of Leasing, but for which Mr. Lord has granted an irrevocable proxy to TG Partners. The 87,028 Units held by Mr. Lord are not presently entitled to any partnership distributions except in the event of a liquidation. Such Units will be released from the irrevocable proxy and become entitled to receive distributions over the three years remaining in the original five-year vesting period. Because, according to Amendment No. 1 to the Preliminary Proxy Statement, Mr. A. Taubman, through control of TRV's and TG Partners' managing partner, has sole authority to vote and (subject to certain limitations) dispose of the Units of Partnership Interest held by TRV and TG, respectively, Mr. A. Taubman may be deemed to be the beneficial owner of all of the Units of Partnership Interest held by TRV and TG. Mr. A. Taubman disclaims beneficial ownership of any Units of Partnership Interest held by TRV and TG beyond his pecuniary interest in those entities. Mr. A. Taubman disclaims any beneficial ownership of the Series B Preferred Stock held by TRAP and the other entities discussed above in footnote (1) beyond his pecuniary interest in the entities that own the securities.
         Schedule III to this Proxy Statement sets forth the security ownership of management. All of the 24,768,994 shares reported as being beneficially owned by Mr. A. Taubman described above in this note (2) and in note (1) above are included in the shares listed for Mr. Robert
         S. Taubman, Chairman of the Company Board and Chief Executive Officer of the Company on Schedule III.

(3) Based on information set forth in Amendment No. 1 to the Preliminary Proxy Statement, held on behalf of various investment advisory clients, none of which holds more than 5% of the Common Stock.

(4) Based on information set forth in Amendment No. 1 to the Preliminary Proxy Statement, includes ownership of Common Stock on behalf of Stichting Pensioenfonds Voor de Gezondheid Geestelijke en Maatschappelijke Belangen.

                                  SCHEDULE III

                        SECURITY OWNERSHIP OF MANAGEMENT

                  Set forth below is information regarding the Common Stock and the Series B Preferred Stock owned by directors and officers of the Company, individually and as a group on a combined basis. Such information is derived from (i) Amendment No. 1 to the Preliminary Proxy Statement filed on February 25, 2003, (ii) the 2002 Annual Report, (iii) the Taubman Family Schedule 13D and
(iv) the Company Schedule 14D-9 and is based on the Offeror Parties' belief that notwithstanding the termination of the Voting Agreements (as defined below) in January 2003, a group continues to exist. The group's shares are comprised of shares held or controlled by the Taubman Family and the shares subject to the recently terminated Voting Agreements. All percentages set forth below are based on 52,270,965 shares of Common Stock outstanding as of March 20, 2003, based on the 2002 Annual Report and 31,767,066 shares of Series B Preferred Stock outstanding as of February 19, 2003, based on Amendment No. 1 to the Preliminary Proxy Statement.

                  According to the Charter, the Series B Preferred Stock generally votes with the Common Stock on all matters. As described above under "The Tender Offer and Accompanying Litigation," however, SPG Inc. and the Purchaser, as well as other shareholders of the Company, have commenced litigation challenging the legality of the voting rights of the shares held or controlled by the Taubman family, in whole or in part, and the ability of the Taubman family to vote these shares. According to the Company's public filings, the 31,767,066 outstanding shares of Series B Preferred Stock are convertible into shares of Common Stock at a rate of one share of Common Stock for each 14,000 shares of Series B Preferred Stock in specified circumstances (any resulting fractional shares will be redeemed for cash). Unless otherwise noted, Common Stock figures shown below assume that outstanding shares of Series B Preferred Stock are not converted into Common Stock.

                  Based on information reported in or derived from the 2002 Annual Report and Amendment No. 1 to the Preliminary Proxy Statement, the Offeror Parties believe that certain holders of Units have the ability to convert 7,185,009 Units into an equal number of shares of Common Stock. Unless otherwise noted, Common Stock figures shown below assume that outstanding Units are not converted into shares of Common Stock. According to the 2002 Annual Report, the Offeror Parties believe there are options to purchase 1,597,783 Units outstanding (each of which entitles the holder thereof to purchase one Unit which, in turn, is convertible into one share of Common Stock). Unless otherwise noted, Common Stock figures shown below assume that outstanding options to purchase Units are not exercised.

----------------------------------------------------------------------------------------------------------------------------------
                                                                           Shares of
                                                                            Series B
                                               Shares of                   Preferred     Percent of
                                              Common Stock   Percent         Stock        Series B     Total Shares    Percent
                                              Beneficially   of Common    Beneficially    Preferred    Beneficially    of Total
Name and Address of Beneficial Owner             Owned         Stock         Owned          Stock          Owned        Shares
----------------------------------------------------------------------------------------------------------------------------------
Robert S. Taubman                             2,178,048(1)      4.1%     26,697,030(2)      84.0%      28,875,078(3)     34.0%
----------------------------------------------------------------------------------------------------------------------------------
William S. Taubman                             710,535(4)       1.3%        5,925(5)          *           716,460          *
----------------------------------------------------------------------------------------------------------------------------------
Lisa A. Payne                                  608,328(6)       1.2%            0             N/A         608,328          *
----------------------------------------------------------------------------------------------------------------------------------
Courtney Lord                                   2,034(7)         *         280,125(8)         *           282,159          *
----------------------------------------------------------------------------------------------------------------------------------
John L. Simon                                   5,191(9)         *              0             N/A           5,191          *
----------------------------------------------------------------------------------------------------------------------------------


                                      III-1

----------------------------------------------------------------------------------------------------------------------------------
Graham T. Allison                                1,430           *              0             N/A           1,430          *
----------------------------------------------------------------------------------------------------------------------------------
Allan J. Bloostein                               5,000           *              0             N/A           5,000          *
----------------------------------------------------------------------------------------------------------------------------------
Jerome A. Chazen                                 10,000          *              0             N/A        10,000(10)        *
----------------------------------------------------------------------------------------------------------------------------------
S. Parker Gilbert                             130,000(11)        *              0             N/A         130,000          *
----------------------------------------------------------------------------------------------------------------------------------
Peter Karmanos, Jr.                              40,000          *              0             N/A          40,000          *
----------------------------------------------------------------------------------------------------------------------------------
Directors and Executive Officers as a Group    2,980,031        5.6%        26,977,155       84.9%       29,957,186      35.3%
----------------------------------------------------------------------------------------------------------------------------------

--------------------

*        less than 1%

(1) Based on information set forth in Amendment No. 1 to the Preliminary Proxy Statement and the Taubman Family Schedule 13D and based on the Offeror Parties' belief that notwithstanding the termination of the Voting Agreements in January 2003, a group continues to exist. The group's shares are comprised of shares held or controlled by the Taubman Family and the shares subject to the recently terminated Voting Agreements, consisting of A) 885,560 shares of Common Stock subject, in the aggregate, to the following voting agreements that were terminated on January 28, 2003: (1) Voting Agreement among Mr. R. Taubman, Max M. Fisher, as Trustee of The Max M. Fisher Revocable Trust, and Martinique Hotel, Inc. (the "Fisher Agreement"); (2) Voting Agreement between Mr.
         R. Taubman and John Rakolta Jr., Terry Rakolta, the Eileen Heather Vanderkloot Irrevocable Trust, U/A dated 12/22/92, the Lauren Rakolta Irrevocable Trust, U/A dated 12/22/92, the Paige Alexandra Rakolta Irrevocable Trust, U/A dated 12/22/92 and the John Rakolta, III Irrevocable Trust, U/A dated 12/22/92 (the "Rakolta Agreement"); and
         (3) Voting Agreement between Mr. R. Taubman and Robert C. Larson as Trustee of the Robert C. Larson Revocable Trust u/a/d 11/24/96, as amended (the "Larson Agreement", and together with the Fisher Agreement and the Rakolta Agreement, the "Voting Agreements"); B) 245,016 presently vested options (each of which entitles the holder thereof to purchase one Unit which, in turn, is convertible into one share of Common Stock) granted to Mr. R. Taubman; C) 545,535 presently vested options (each of which entitles the holder thereof to purchase one Unit which, in turn, is convertible into one share of Common Stock) granted to William S. Taubman; and D) 501,937 shares of Common Stock collectively held by Mr. R. Taubman, together with The A. Alfred Taubman Restated Irrevocable Trust, Mr. W. Taubman, TRA Partners, TRV, Taub-Co, TG Partners and R&W-TRG LLC ("R&W") (the "Taubman Family").

(2) Based on information set forth in the Amendment No. 1 to the Preliminary Proxy Statement and the Taubman Family Schedule 13D, consists of 1,555,178 shares of Series B Preferred Stock subject, in the aggregate, to the Voting Agreements that were terminated on January 28, 2003 and 25,141,852 shares of Series B Preferred Stock held by the Taubman Family.

(3) Based on information set forth in Amendment No. 1 to the Preliminary Proxy Statement and the Taubman Family Schedule 13D, the Voting Agreements that were terminated in January 2003 provided that Mr. R. Taubman has the sole and absolute right to vote 885,560 shares of Common Stock and 1,555,178 shares of Series B Preferred Stock. The Offeror Parties believe that notwithstanding the termination of such Voting Agreements on January 28, 2003, a "group" continues to exist. The group's share are comprised of shares held or controlled by the Taubman family and the shares subject to the recently terminated Voting Agreements. Thus, the Offeror Parties believe that the shares subject thereto should thus be allocated to Mr. R. Taubman.

(4) Based on information set forth in Amendment No. 1 to the Preliminary Proxy Statement and the Taubman Family Schedule 13D, consists of 545,535 shares of Common Stock that Mr. W. Taubman has the right to receive upon the exchange of Units of Partnership Interest that are subject to vested options granted under the 1992 Incentive Option Plan of TRG ("Incentive Options"), 150,000 shares of Common Stock owned by Mr. W. Taubman and 15,000 shares of Common Stock owned by his children and for which Mr. W. Taubman disclaims any beneficial interest. According to Amendment No. 1 to the Preliminary Proxy


                                     III-2

         Statement, excludes all shares of Voting Stock held by TRAP, TRV, Taub-Co, or TG because Mr. W. Taubman has no voting or dispositive control over such entities' assets. Mr. W. Taubman disclaims any beneficial interest in the Voting Stock held by TRAP, TRV, Taub-Co, and TG beyond his pecuniary interest in the entities that own the securities.

(5) Based on information set forth in Amendment No. 1 to the Preliminary Proxy Statement, excludes 547,945 shares of Series B Preferred Stock that R&W holds and that are included in Mr. R. Taubman's holdings described in footnote (2) above. According to Amendment No. 1 to the Preliminary Proxy Statement, excludes all shares of Voting Stock held by TRAP, TRV, Taub-Co, or TG because Mr. W. Taubman has no voting or dispositive control over such entities' assets. Mr. W. Taubman disclaims any beneficial interest in the Series B Preferred Stock held by R&W and in the Voting Stock held by TRAP, TRV, Taub-Co, and TG beyond his pecuniary interest in the entities that own the securities.

(6) Based on information set forth in Amendment No. 1 to the Preliminary Proxy Statement, consists of 7,500 shares of Common Stock that Ms. Payne owns and 600,828 shares of Common Stock that Ms. Payne will have the right to receive in exchange for Units of Partnership Interest that are subject to vested Incentive Options.

(7) Based on information set forth in Amendment No. 1 to the Preliminary Proxy Statement, consists of 1,504 shares of Common Stock owned by Mr. Lord and 530 shares of Common Stock owned by Mr. Lord's wife for which he disclaims any beneficial interest.

(8) Based on information set forth in Amendment No. 1 to the Preliminary Proxy Statement, consists of 280,125 shares of Series B Preferred Stock acquired by Mr. Lord in exchange for all of Mr. Lord's equity interest in Lord Associates, Inc. in November 1999. According to Amendment No. 1 to the Preliminary Proxy Statement, does not include 87,028 shares of Series B Preferred Stock acquired by Mr. Lord in connection with the Lord Associates transaction for which Mr. Lord has granted to TG Partners an irrevocable proxy and over which Mr. Lord has no voting or dispositive power.

(9) Based on information set forth in Amendment No. 1 to the Preliminary Proxy Statement, consists of 2,000 shares of Common Stock that Mr. Simon owns and 3,191 shares of Common Stock which Mr. Simon may be deemed to own through his investment in the Taubman Centers Stock Fund, one of the investment options under the Company's 401(k) Plan.

(10) Based on information set forth in Amendment No. 1 to the Preliminary Proxy Statement, excludes 15,000 shares of Series A Cumulative Redeemable Stock ("Series A Preferred Stock") owned by Mr. Chazen and 30,000 shares (or, in the aggregate, less than 1%) of Series A Preferred Stock owned by his children and for which Mr. Chazen disclaims any beneficial ownership. The Series A Preferred Stock does not entitle its holders to vote.

(11) Based on information set forth in Amendment No. 1 to the Preliminary Proxy Statement, includes 80,000 shares of Common Stock held by The Gilbert 1996 Charitable Remainder Trust, an irrevocable trust of which Mr. Gilbert is a co-trustee. According to the Preliminary Proxy Statement, Mr. Gilbert disclaims any beneficial interest in such shares beyond any deemed pecuniary interest as the result of his wife's current beneficial interest in the trust.


                                     III-3

Except as otherwise noted, the information concerning the Company contained in this Proxy Statement has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. None of SPG Inc., the Purchaser, WEA or their respective affiliates has received any representations from the Company regarding any information contained in such documents or records or the completeness or accuracy of any such information, and none of SPG Inc., the Purchaser, WEA or their respective affiliates generally has access to a means of obtaining independently verified information, or themselves verifying any such information, concerning the Company. None of SPG Inc., the Purchaser, WEA or their respective affiliates takes responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to SPG Inc., the Purchaser, WEA or their respective affiliates, except to the extent required by law.

                                    IMPORTANT

                  Tell your Board of Directors what you think! Your vote is important. No matter how many Shares you own, please give the Offeror Parties your proxy FOR the election of the Purchaser Nominees as directors and FOR the approval of the Excess Share Proposal by taking three steps:

                  1.       SIGNING the enclosed GOLD proxy card.

                  2.       DATING the enclosed GOLD proxy card.

                  3. MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

                  If you hold your Shares in the name of one or more brokerage firms, banks or nominees, only they can exercise voting rights with respect to your Shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to vote the GOLD proxy card FOR the election of the Purchaser Nominees as directors and FOR the approval of the Excess Share Proposal.

                  If you have any questions or require any assistance in voting your Shares, please call:

                         [MACKENZIE PARTNERS, INC. LOGO]
                               105 MADISON AVENUE
                            NEW YORK, NEW YORK 10016

                          CALL COLLECT: (212) 929-5500
                                       OR
                         CALL TOLL-FREE: (800) 322-2885
                               FAX: (212) 929-0308

                              (FORM OF PROXY CARD)

                                PRELIMINARY COPY
                              SUBJECT TO COMPLETION
                                ___________, 2003

                PROXY FOR 2003 ANNUAL MEETING OF SHAREHOLDERS OF
                              TAUBMAN CENTERS, INC.
     THIS PROXY IS SOLICITED ON BEHALF OF SIMON PROPERTY GROUP, INC., SIMON
             PROPERTY ACQUISITIONS, INC. AND WESTFIELD AMERICA, INC.

                  The undersigned hereby appoints ___________ and __________ and each of them, with full power of substitution, as proxies of the undersigned to represent and to vote all shares of common stock, par value $.01 per share, and Series B Preferred Stock, par value $.001 per share, of Taubman Centers, Inc., a Michigan corporation (the "Company"), which the undersigned is entitled to vote at the 2003 Annual Meeting of the Company's shareholders or at any adjournments, postponements or reschedulings thereof (the "2003 Annual Meeting") as follows:

                  1. To elect as Directors the nominees listed below:

                  Benjamin R. Civiletti, Douglas Crocker II, Roberta S. Karmel and Michael S. Koeneke.

                  In their discretion, the proxies are authorized to vote (1) for the election of any replacement nominee for a nominee for whom the undersigned voted if the original nominee is unable to serve or for good reason will not serve and (2) upon such other business as may properly come before the meeting other than the items set forth above.

                  [ ]  FOR all nominees

                  [ ]  WITHHOLD authority for all nominees

                  [ ] FOR all nominees listed above, except vote withheld from the following nominee(s):

                -------------------------------------------------

         THE OFFEROR PARTIES STRONGLY RECOMMEND A VOTE FOR ALL PURCHASER
                                    NOMINEES.

                  2. Excess Share Proposal: To amend the Company's Restated Articles of Incorporation to provide that the Excess Share Provision shall not apply to (a) Simon Property Group, Inc., SPG L.P., Simon Property Acquisitions, Inc., Westfield America, Inc., Westfield America Limited Partnership, or any other entity all of the equity interests of which are owned, directly or indirectly, individually or collectively, by Simon Property Group, Inc., SPG L.P., Simon Property Acquisitions, Inc., Westfield America, Inc. and/or Westfield America Limited Partnership or (b) any securities of the Company held or acquired by Simon Property Group, Inc., SPG L.P., Simon Property Acquisitions, Inc., Westfield America, Inc., Westfield America Limited Partnership, or any other entity all of the equity interests of which are owned, directly or indirectly, individually or collectively, by Simon Property Group, Inc., SPG L.P., Simon Property Acquisitions, Inc., Westfield America, Inc. and/or Westfield America Limited Partnership.

                  [ ]  FOR

                  [ ]  WITHHOLD

                  [ ]  AGAINST

                  THE OFFEROR PARTIES STRONGLY RECOMMEND A VOTE FOR THE APPROVAL OF THE EXCESS SHARE PROPOSAL.

             (Continued and to be dated and signed on reverse side.)

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE FOUR PURCHASER NOMINEES AND FOR THE APPROVAL OF THE EXCESS SHARE PROPOSAL.

                  The undersigned hereby acknowledges receipt of the Proxy Statement dated ___________ 2003, of Simon Property Group, Inc., Simon Property Acquisitions, Inc. and Westfield America, Inc. relating to the 2003 Annual Meeting. The undersigned hereby revokes any proxies heretofore given by the undersigned relating to the subject matter hereof and confirms all that the proxies may lawfully do by virtue hereof.

                                    DATED:
                                          -------------------------------------

                                    -------------------------------------------
                                                      (Signature)


                                    -------------------------------------------
                                             (Signature if jointly held)

                                    Title:
                                          -------------------------------------

                                    Please sign exactly as name appears hereon.
                                    When shares are held jointly, signatures should include both names. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please give full corporate name of the President or other authorized officer. If a partnership, please give the partnership name of the authorized person.

     PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY IN THE POSTAGE-PAID

                                ENVELOPE ENCLOSED

                           SIMON PROPERTY GROUP, INC.
                        SIMON PROPERTY ACQUISITIONS, INC.
                             WESTFIELD AMERICA, INC.
                          C/O MACKENZIE PARTNERS, INC.
                               105 Madison Avenue
                            New York, New York 10016